FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2009

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, February 2, 2010—Mitsui & Co., Ltd. announced its consolidated financial results for the nine-month period ended December 31, 2009.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Masami Iijima

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division          TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1)	Consolidated operating results information for the three-month period ended December 31, 2009 (from October 1, 2009 to December 31, 2009)

	(Millions of yen)
	Three-month period ended December 31,
	2009			2008
		%			%
Revenues	984,738	Δ	16.3	1,176,009	Δ	19.7
Income before Income Taxes and Equity in Earnings	18,738	Δ	31.1	27,201	Δ	68.8
Net income attributable to Mitsui & Co., Ltd.	20,186	Δ	48.4	39,153	Δ	52.6

(2)	Consolidated operating results information for the nine-month period ended December 31, 2009 (from April 1, 2009 to December 31, 2009)

	(Millions of yen)
	Nine-month period ended December 31,
	2009			2008
		%			%
Revenues	2,991,705	Δ	33.6	4,508,634		7.3
Income before Income Taxes and Equity in Earnings	74,518	Δ	77.9	337,389		8.8
Net income attributable to Mitsui & Co., Ltd.	93,021	Δ	66.7	279,701	Δ	16.4
Net income attributable to Mitsui & Co., Ltd. per share, basic	51.04			153.71
Net income attributable to Mitsui & Co., Ltd. per share, diluted	51.03			153.26

Notes:

1.	Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings, and Net income attributable to Mitsui & Co., Ltd. represent changes from the previous year.
2.	Net income changes to Net income attributable to Mitsui & Co., Ltd. due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-65, “Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51”, which was formerly Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”. Please refer to Page 40, “II. Other” for the details.

(3)	Consolidated financial position information

		December 31, 2009	March 31, 2009
Total assets	Millions of yen	8,406,691	8,364,243
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,113,638	1,881,663
Mitsui & Co., Ltd. shareholders’ equity ratio	%	25.1	22.5
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,158.27	1,033.22

2. Dividend information

		Year ended March 31,		Year ending March 31, 2010 (Forecast)
		2010	2009
Interim dividend per share	Yen	7	25
Year-end dividend per share	Yen		0	9
Annual dividend per share	Yen		25	16

3. Forecast of consolidated operating results for the year ending March 31, 2010 (from April 1, 2009 to March 31, 2010)

		Year ending March 31, 2010
Net income attributable to Mitsui & Co., Ltd.	Millions of yen	140,000
Net income attributable to Mitsui & Co., Ltd. per share, basic	Yen	76.79

Note:

We have changed our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 from ¥120.0 billion to ¥140.0 billion.

4. Others

(1)	Increase/decrease of important subsidiaries during the period : None

(2)	Number of shares :

	December 31, 2009	March 31, 2009
Number of shares of common stock issued, including treasury stock	1,829,153,527	1,824,928,240
Number of shares of treasury stock	4,324,944	3,770,220

	Nine-month period ended December 31, 2009	Nine-month period ended December 31, 2008
Average number of shares of common stock outstanding	1,822,684,778	1,819,668,434

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Nine-Month Period Ended December 31, 2009

The consolidated financial statements for the three-month period and nine-month period ended December 31, 2009 and the corresponding three-month period and nine-month period of the previous year have not been reviewed by auditors.

1. Summary of Financial Results for the Three-Month Period and the Nine-Month Period Ended December 31, 2009

(1) Operating environment

The global economy appears to be recovering from the international financial crisis faster than previously anticipated. However, the situation remains fragile and recovery is proceeding at different speeds in various regions.

In most advanced economies, the recovery is likely to be sluggish and still dependent on government stimulus measures. High unemployment in particular is a major concern, especially in the U.S. and Europe. Private sector demand is still weak. Policy support needs to be maintained until there are clear signs of a recovery in private sector demand and employment growth.

Emerging markets, particularly in Asia, are leading the recovery, thanks to the resilience of domestic demand, sound economic frameworks, and a swift policy response to the crisis.

The Japanese economy is also showing signs of recovery led by stronger exports to the resurging Asian countries as well as consumer spending helped by policy measures. However, the recovery is expected to be slow as private sector demand continues to be weak, political turmoil remains a concern, the economy stays in a deflationary situation, and appreciation of the Japanese yen against major foreign currencies continues. In order to shore up the economy and to avoid a “double-dip” recession, the Democratic Party of Japan compiled a supplementary budget containing stimulus measures worth approximately ¥7 trillion which was passed by the Cabinet in December 2009.

The difference in speed of economic recoveries has been reflected in the performance of financial markets. There has been a resurgence in capital flows to emerging markets, a large portion of which has headed to Asia.

The revival in investor risk appetite and improved sentiment, together with a renewed tendency toward dollar depreciation, have spurred strong rallies in commodities markets. Non-ferrous metals staged a strong rally. After plunging to US$36 per barrel in February 2009, West Texas Intermediate (WTI) crude oil prices recovered to US$81 per barrel in October, and thereafter traded around US$70 per barrel despite a temporary fall to sub-US$70 per barrel level following the Dubai financial crisis in November 2009. The U.S. dollar’s well-publicized and prolonged downturn due to record low interest rates has translated into a steady run-up of the Japanese yen to around ¥90 per U.S. dollar except for a tentative decline to ¥84 per U.S. dollar shortly after the Dubai financial crisis mentioned hereinabove.

Several concerns still exist. First, unemployment is still growing, posing the threat of social unrest and even conflict if not tackled. Second, while investors are still not moving capital into advanced economies, large sums are flowing into emerging economies, creating the risk both of asset bubbles or a damaging abrupt halt in inflows. The financial system remains damaged and recovery is likely to begin only when companies and banks have cleaned up their balance sheets. The timing of unwinding of government stimulus measures is crucial and trying to remove the stimulus measures too quickly could result in a “double dip” recession with advanced economies falling back into negative growth.

(2) Operating results (Comparison between the nine-month periods ended December 31, 2009 and 2008)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “we”) posted net income attributable to Mitsui & Co., Ltd. of ¥93.0 billion, a sharp decline of ¥186.7 billion from ¥279.7 billion for the corresponding nine-month period of the previous year. Major developments during the periods were as follows:

•

Recent data suggest that the downturn in economic activity appears to be abating. However, the recovery is sluggish and uneven and economic activity remains far below pre-crisis levels. In such an economic environment, lower unit sales volume and a sharp drop in prices of almost all merchandise resulted in declines in gross profit compared to the corresponding nine-month period of the previous year for almost all segments except Foods& Retail, which is relatively resilient even in difficult times.

In terms of net income attributable to Mitsui & Co., Ltd., all segments reported declines compared to the corresponding nine-month period of the previous year except for the Chemical and Logistics & Financial Markets Segments, which recognized impairment losses on listed securities in the corresponding nine-month period of the previous year.

•

Energy reported a decline of ¥80.4 billion compared to the corresponding nine-month period of the previous year reflecting sharp drops in oil prices, a 60% decrease in representative premium hard coking coal prices, and a 40% decline in thermal coal prices. Reflecting the settlements of some iron ore contracts with price reductions of 28.2% to 32.9% for fine ore and with price reductions of 44.5% for lump ore, Mineral & Metal Resources also reported a decline of ¥37.8 billion in net income attributable to Mitsui & Co., Ltd. from the corresponding nine-month period of the previous year.

•

Impairment losses were recognized on preferred shares in Japan Airlines Corporation, shares in listed securities such as Seven & i Holdings Co., Ltd. and investments in associated companies such as Moshi Moshi Hotline, Inc. (Japan). In addition, prolonged economic downturns in Europe and the U.S. caused impairment losses on goodwill and fixed assets in the rolling stock leasing business in Europe and several businesses in the United States.

(3) Operating results (Comparison between the three-month periods ended December 31, 2009 and 2008)

We posted net income attributable to Mitsui & Co., Ltd. of ¥20.2 billion, a sharp decline of ¥19.0 billion from ¥39.2 billion for the corresponding three-month period of the previous year. Major developments during the periods were as follows;

•

While gross profit from the iron ore production business in Australia increased due to an increase in sales volumes, in particular to China, despite a decrease in iron ore prices, equity in earnings of the Brazilian iron ore production business, which has a different fiscal year end, declined due to lower iron ore prices and sales volume. Reflecting declines in coal prices and oil prices, the Energy Segment recorded decreases in gross profit, in dividend income, and in equity in earnings of associated companies.

•

As was the case in the previous quarter, the pace of recovery is slow with business activity, in particular in developed countries, remaining far from the level prevailing in the corresponding three-month period of the previous year. However, there are certain positive signs indicating the economy has bottomed out. Under such circumstances, business results at some segments began to turn around. While gross profit in the Iron & Steel Products, the Logistics & Financial Markets, the Americas, and Europe, the Middle East and Africa segments decreased, gross profit in the Chemical and the Asia Pacific segments increased.

•

We recorded impairment losses on securities of ¥24.3 billion, including a loss of ¥20.0 billion on preferred shares in Japan Airlines Corporation in the Machinery & Infrastructure Projects Segment, while we recorded impairment losses on securities of ¥32.9 billion, including impairment losses on listed securities for ¥27.0 billion for the corresponding three-month period of the previous year.

•

The Mineral & Metal Resources and the Machinery & Infrastructure Projects segments recorded impairment losses in equity in earnings of associated companies of ¥2.9 billion in the nickel production business and ¥3.9 billion in the LNG vessel chartering business, respectively, reflecting other-than-temporary declines in the investment value. For the corresponding three-month period of the previous year, we recorded impairment losses on listed foreign associated companies of ¥28.1 billion for Sims Metal Management Ltd. (Australia) and ¥8.2 billion for Penske Automotive Group (United States).

(4) Financial condition

Total assets as of December 31, 2009 were ¥8.4 trillion, level with those as of March 31, 2009.

Investments and plant, property and equipment (“PPE”) increased by ¥0.1 trillion with an increase in overseas investments and in PPE held by foreign subsidiaries due to depreciation of the Japanese yen against the Australian dollar and Brazilian real. While cash and cash equivalents increased, current assets declined by ¥0.1 trillion due to a decrease in derivative assets, which reflected subdued commodity derivative trading volume. Total Mitsui & Co., Ltd. shareholders’ equity as of December 31, 2009 was ¥2.1 trillion, an increase of ¥0.2 trillion from ¥1.9 trillion as of March 31, 2009, reflecting the aforementioned depreciation of the Japanese yen against foreign currencies as well as an increase in retained earnings. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of December 31, 2009 was 1.02 times, an improvement of 0.32 point from 1.34 times as of March 31, 2009.

(*1)	See “(4) Financial Condition and Cash Flows” regarding “Net DER.”

(5) Cash flow statement

Net cash provided by operating activities for the nine-month period ended December 31, 2009 climbed to ¥438.8 billion. Net cash provided by operating activities was comprised of operating income of ¥114.2 billion, net changes in operating assets and liabilities of ¥184.8 billion, and dividends received of ¥101.3 billion including those from associated companies. Net cash used in investing activities for the nine-month period ended December 31, 2009 was ¥124.9 billion due mainly to other expansion-related expenditures for natural resources in the Mineral & Metal Resources and Energy segments. As a result, free cash flow (*1) for the nine-month period ended December 31, 2009 saw a net inflow of ¥313.9 billion.

(*1)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations (Comparison between the nine-month periods ended December 31, 2009 and 2008)

(1) Analysis of consolidated income statements

Gross Profit

Gross profit for the nine-month period ended December 31, 2009 was ¥521.3 billion, a decline of ¥341.5 billion from ¥862.8 billion for the corresponding nine-month period of the previous year as a result of the following:

•

The Energy Segment reported a decline of ¥119.6 billion in gross profit. Due to a decline in both oil prices and equity production, Mitsui E&P Australia Pty Limited (Australia) and Mitsui Oil Exploration Co., Ltd. (Japan) reported declines of ¥35.5 billion and ¥30.7 billion, respectively. Other oil & gas production businesses also reported declines in gross profit due to a sharp drop in oil prices. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a decline of ¥25.0 billion reflecting lower coal prices.

•

The Mineral & Metal Resources Segment also reported a decline of ¥55.1 billion in gross profit. Reflecting lower iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported declines of ¥27.1 billion and ¥10.2 billion, respectively. The non-ferrous metal business also reported a decline due to weak demand.

•

The Iron & Steel Products, Machinery & Infrastructure Projects, and Chemical segments reported declines of ¥21.4 billion, ¥18.4 billion and ¥17.6 billion, respectively. Sales volumes and margins declined due to the challenging macroeconomic and financing environment. The Foods & Retail Segment, which is relatively resilient even in difficult times, recorded a slight increase in gross profit.

•

The Consumer Service & IT Segment reported a decline of ¥20.4 billion in gross profit. Japanese consumer-related businesses activities in overall remained subdued, reflecting the economic slowdown. In addition, the reclassification of T-GAIA Corporation (Japan), a mobile and telecommunications business, from subsidiary to associated company resulted in a decline of ¥16.2 billion. The Logistics & Financial Markets Segment reported a decline of ¥30.7 billion due to a decline in energy-related commodity trading activities. The decline included a decline in gross profit corresponding to a decline of ¥11.1 billion in exchange losses recorded in other expenses-net.

†

The Americas and the Europe, the Middle East and Africa segments reported declines of ¥47.8 billion and ¥7.2 billion, respectively, reflecting the economic slowdown. The decline of the Americas Segment is mainly attributable to the poor performance of the iron & steel products unit due to weak demand.

•	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine-month period ended December 31, 2009 were ¥397.6 billion, a decline of ¥56.0 billion from ¥453.6 billion for the corresponding nine-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of yen
	Personnel	Welfare	Travel	Entertainment	Communication
Nine-month period ended December 31, 2009	202.0	8.5	19.6	6.3	35.6
Nine-month period ended December 31, 2008	224.2	9.3	26.3	8.2	36.2
Change(*)	▲ 22.2	▲ 0.8	▲ 6.7	▲ 1.9	▲ 0.6

	Rent	Depreciation	Tax	Others	Total
Nine-month period ended December 31, 2009	15.2	11.0	7.2	92.2	397.6
Nine-month period ended December 31, 2008	15.9	11.7	7.3	114.5	453.6
Change(*)	▲ 0.7	▲ 0.7	▲ 0.1	▲ 22.3	▲ 56.0

(*)▲:	Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥202.0 billion, a decline of ¥22.2 billion from ¥224.2 billion for the corresponding nine-month period of the previous year. This decline is mainly attributable to a decrease in performance-based bonuses and the reclassification of T-GAIA Corporation from subsidiary to associated company partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥19.6 billion, a decline of ¥6.7 billion from ¥26.3 billion for the corresponding nine-month period of the previous year. This was due to cost control efforts and limits on business trips due to the H1N1 influenza pandemic.

•

Other expenses were ¥92.2 billion, a decline of ¥22.3 billion from ¥114.5 billion for the corresponding nine-month period of the previous year. This decline is mainly attributable to the reclassification of T-GAIA Corporation from subsidiary to associated company.

The table below provides selling, general and administrative expenses broken down by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Nine-month period ended December 31, 2009	24.1	11.5	55.6	37.2	41.0	46.8	47.2	21.4
Nine-month period ended December 31, 2008	26.4	11.6	62.5	39.4	42.4	48.4	65.7	26.2
Change(*)	▲ 2.3	▲ 0.1	▲ 6.9	▲ 2.2	▲ 1.4	▲ 1.6	▲ 18.5	▲ 4.8

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Nine-month period ended December 31, 2009	43.1	14.7	18.2	360.8	3.8	33.0	397.6
Nine-month period ended December 31, 2008	55.3	18.6	20.5	417.0	4.4	32.2	453.6
Change(*)	▲ 12.2	▲ 3.9	▲ 2.3	▲ 56.2	▲ 0.6	0.8	▲ 56.0

(*)▲:	Decrease in selling, general and administrative expenses

•

All segments reported declines, including the Consumer Service & IT and Americas segments, which reported declines of ¥18.5 billion and ¥12.2 billion, respectively. This was due to a decline in performance-based bonuses and cost control efforts exercised on selling, general and administrative expenses, as well as the reclassification of T-GAIA Corporation from subsidiary to associated company, which resulted in a decline of ¥11.9 billion in the Consumer Service & IT Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the nine-month period ended December 31, 2009 was ¥9.5 billion, a decline of ¥1.0 billion from ¥10.5 billion for the corresponding nine-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individual small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the nine-month period ended December 31, 2009 was ¥9.9 billion, a decline of ¥17.8 billion from ¥27.7 billion for the nine-month period of the previous year. This was due to lower U.S. dollar interest rates and lower Japanese yen interest rates as well as a decrease in the principal amount of U.S. dollar denominated borrowings. An increase in interest income of ¥6.5 billion from preferred shares issued by Valepar S.A. (Brazil) also contributed to the net decline. The following table provides the periodic average of 3 month Libor of the Japanese yen and the U.S. dollar for the nine-month periods ended December 31, 2009 and 2008.

Periodic average of 3 month Libor (%p.a.)
	Nine-month period ended December 31,
	2008	2009
Japanese yen	0.92	0.40
U.S. dollar	2.74	0.46

Dividend Income

Dividend income for the nine-month period ended December 31, 2009 was ¥27.9 billion, a decline of ¥30.9 billion from ¥58.8 billion for the corresponding nine-month period of the previous year.

Reflecting a sharp decline in LNG prices due to a decline in oil prices, dividend income from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea was ¥14.9 billion, a decline of ¥23.3 billion from the corresponding nine-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the nine-month period ended December 31, 2009 was ¥7.8 billion, a decline of ¥27.1 billion from ¥34.9 billion for the corresponding nine-month period of the previous year. For the nine-month period ended December 31, 2009, these gains were a combination of miscellaneous small transactions. For the corresponding nine-month period of the previous year, gains of ¥11.9 billion on the sale of a trust beneficiary right held in Shiodome Building and ¥4.0 billion on the sale of T-GAIA Corporation in the Consumer Service & IT Segment as well as a gain of ¥6.7 billion on the sale of holdings in Kyushu Oil Co., Ltd. in the Energy Segment were recorded.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the nine-month period ended December 31, 2009 was ¥43.1 billion, an improvement of ¥14.5 billion from ¥57.6 billion for the corresponding nine-month period of the previous year.

Following the bankruptcy of one of the largest investment banks in the United States in mid-September 2008, the Nikkei Stock Average plummeted to ¥8,859.56 on December 31, 2008. By the beginning of March 2009, it further declined to ¥7,054.98, its lowest since 1982, and ended at ¥8,109.53 on March 31, 2009. The Nikkei Stock Average moved up to ¥10,546.44 on December 31, 2009, with the expectation that with the bottoming out of the global economy there would be less uncertainty and systemic risk in financial markets. The Nikkei Stock Average was at ¥12,525.54 on March 31, 2008. (The above mentioned stock prices are closing prices.)

•

A ¥20.0 billion impairment loss on preferred shares in Japan Airlines Corporation in the Machinery & Infrastructure Projects Segment and a ¥15.1 billion loss on shares in Seven & i Holdings Co., Ltd. in the Foods & Retail were recorded for the nine-month period ended December 31, 2009.

•

An impairment loss of ¥48.9 billion on listed securities was recorded for the corresponding nine-month period of the previous year. The impairment loss included losses of ¥14.8 billion on shares in Mitsui Chemicals, Inc. and ¥3.5 billion on shares in Ishihara Sangyo Kaisha LTD. in the Chemical Segment as well as a loss of ¥7.7 billion on shares in Yamaha Motors Co. Ltd. in the Machinery & Infrastructure Projects Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the nine-month period ended December 31, 2009 was ¥0.5 billion, a decline of ¥4.0 billion from a gain of ¥4.5 billion for the corresponding nine-month period of the previous year. For the nine-month period ended December 31, 2009, there were only miscellaneous small transactions. For the corresponding nine-month period of the previous year, the sale of a lumber mill held by Portac Inc. (United States) in the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A. in the Europe, the Middle East and Africa Segment were recorded.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the nine-month period ended December 31, 2009 was ¥7.1 billion, a decline of ¥7.3 billion from ¥14.4 billion for the corresponding nine-month period of the previous year. A prolonged downturn in railway freight transport in Europe resulted in impairment losses on intangible assets of ¥2.9 billion at Mitsui Rail Capital Europe B.V. (Netherlands) in the Machinery & Infrastructure Projects Segment. An impairment loss of ¥10.2 billion on property & equipment and mineral rights in the Vincent oil field in Australia and an impairment loss of ¥2.8 billion on intangible assets at Steel Technologies Inc. (United States) were recorded for the corresponding nine-month period of the previous year.

Impairment Loss of Goodwill

Impairment loss of goodwill for the nine-month period ended December 31, 2009 was ¥9.6 billion, a decline of ¥4.0 billion from ¥13.6 billion for the corresponding nine-month period of the previous year. Losses of ¥3.1 billion at Mitsui Rail Capital Europe B.V. in the Machinery & Infrastructure Projects Segment and of ¥3.1 billion at AFC HoldCo, LLC (United States), an automotive retail finance subsidiary, and ¥2.9 billion at SunWize Technologies, Inc. (United States), a retailer and installer of photovoltaic systems, in the Americas Segment were recorded. Losses of ¥5.5 billion at Steel Technologies Inc. and ¥4.1 billion at Mitsui Knowledge Industry Co., Ltd. (Japan) were recognized for the corresponding nine-month period of the previous year.

Other Expenses—Net

Other expenses—net for the nine-month period ended December 31, 2009 were a loss of ¥6.3 billion, an improvement of ¥39.8 billion from a loss of ¥46.1 billion for the corresponding nine-month period of the previous year.

•

For the nine-month period ended December 31, 2009, Mitsui recorded foreign exchange losses of ¥10.2 billion including a loss of ¥8.4 billion on commodity trading activities in the Logistics & Financial Markets, which corresponded to a related gross profit in the same segment. In addition, in the Energy Segment, Mitsui Oil Exploration Co., Ltd. recorded exploration expenses of ¥9.5 billion, while in the Mineral & Metal Resources Segment, Mitsui Raw Material Development Pty. Limited (Australia) reported a foreign exchange profit of ¥6.1 billion on borrowing denominated in U.S. dollars.

•

For the corresponding nine-month period of the previous year, Mitsui recorded foreign exchange losses of ¥25.2 billion including a loss of ¥19.5 billion on commodity trading activities in the Logistics & Financial Markets Segment corresponding to a related gross profit in the same segment. In the Energy Segment, exploration expenses were recognized in the oil & gas businesses, among which exploration expenses of ¥5.4 billion were recorded at Mitsui E&P Australia Pty Limited. In addition, salvage expenses of ¥4.0 billion for the Gulf of Mexico oil production facility destroyed by a hurricane were posted in the Energy Segment, and a foreign exchange translation loss of ¥3.4 billion related to borrowing denominated in the U.S. dollars at Mitsui Raw Material Development Pty. Limited was recorded in the Mineral & Metal Resources Segment.

Income Taxes

Income taxes for the nine-month period ended December 31, 2009 were ¥61.4 billion, a decline of ¥99.7 billion from ¥161.1 billion for the corresponding nine-month period of the previous year (*1). This change was mainly attributable to declines in “income before income taxes and equity in earnings,” and in “equity in earnings of associated companies”, and a reversal of deferred tax liabilities related to dividends received from associated companies that amounted to approximately ¥24.0 billion (*2).

The effective tax rate on income before income taxes and equity in earnings for the nine-month period ended December 31, 2009 was 82.4%, an increase of 34.7 percentage points from 47.7% for the corresponding nine-month period of the previous year. The increase in the effective tax rate is attributable to an increase in the ratio of income tax effect recorded for equity in earnings against “income before income taxes and equity in earnings,” as well as the establishment of valuation allowances for deferred tax assets recorded for impairment losses on securities such as Seven & i Holdings Co., Ltd., despite the aforementioned reversal of deferred tax liabilities.

(*1)	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the nine-month period ended December 31, 2009. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies—Net.” Amounts for nine-month period ended December 31, 2008 have been reclassified to conform to the current period presentation.

(*2)	We record deferred tax liabilities of 41%, which is the effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. When we receive dividends from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received in accordance with Japanese tax law. Since a major portion of dividends received is now treated as non-taxable under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥91.6 billion, a decline of ¥48.7 billion from ¥140.3 billion for the corresponding nine-month period of the previous year(*1) as a result of the following:

•

Declines of ¥37.9 billion at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), mainly due to a sharp drop in nickel prices and declines in prices and shipments of iron ore, and of ¥17.0 billion at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting a decline in iron ore prices, were recorded. A decline of ¥8.1 billion at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to a fall in copper prices was also recognized. Among the oil & gas businesses, Japan Australia LNG (MIMI) Pty. Ltd. (Australia) reported a decline in earnings due to a fall in oil prices.

•

Due to a decline in share prices, a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. was recorded. Impairment losses on investments in Sims Metal Management Ltd. for ¥28.1 billion and in Penske Automotive Group, Inc. for ¥8.2 billion were recorded, reflecting other-than-temporary declines in the listed share prices for the corresponding nine-month period of the previous year.

•	Overseas power production businesses reported an increase of ¥18.0 billion in earnings due mainly to mark-to-market valuation gains on long-term power derivative contracts.

(*1)	See note 1 in the “Income Taxes” section above.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the nine-month period ended December 31, 2009 was ¥104.7 billion, a decline of ¥211.9 billion from ¥316.6 billion for the corresponding nine-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the nine-month period ended December 31, 2009 was ¥11.7 billion, a decline of ¥25.2 billion from ¥36.9 billion for the corresponding nine-month period of the previous year. Mitsui Oil Exploration Co., Ltd. reported a decline in net income attributable to noncontrolling interests due to a decline in net income before attribution of noncontrolling interests. The decline at Mitsui Oil Exploration Co., Ltd. included third party share of exploration expenses posted in other expenses—net.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the nine-month period ended December 31, 2009 was ¥93.0 billion, a significant decline of ¥186.7 billion from ¥279.7 billion for the corresponding nine-month period of the previous year.

(2) Operating Results by Operating Segment

Mitsui & Co. Financial Services (Australia) Pty Ltd was previously included in the Asia Pacific Segment, but has been transferred to the All Other Segment in the three-month period ended September 30, 2009. The operating segment information for the nine-month period ended December 31, 2008 has been restated to conform to the current period presentation.

Iron & Steel Products Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥24.7 billion, a substantial decline of ¥21.4 billion from ¥46.1 billion for the corresponding nine-month period of the previous year.

•      Earnings in the steel pipe and heavy plate business declined sharply driven by a sharp drop in the prices of heavy steel plate, mainly for shipbuilding, as well as weak demand. Gross profit at Regency Steel Asia Pte Ltd. (Singapore) also declined compared to the corresponding nine-month period of the previous year.

•      The steel sheet business also recorded a decline in earnings. Demand has started to recover gradually with the inventory adjustment cycle coming to an end but not up to pre-crisis levels.

•      Sluggish Japanese domestic sales of steel products, especially for the construction sector, which is triggering a decline in domestic steel product prices, resulted in a considerable decline in earnings. Gross profit at Mitsui & Co. Steel Ltd. (Japan) declined by ¥6.0 billion from the corresponding nine-month period of the previous year.

This segment recorded a ¥0.3 billion operating loss for the nine-month period ended December 31, 2009, a decline of ¥20.2 billion from a ¥19.9 billion of operating income for the corresponding nine-month period of the previous year, reflecting the decrease in gross profit.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥3.1 billion, a decline of ¥1.6 billion from ¥4.7 billion for the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥2.0 billion, a decline of ¥10.0 billion from ¥12.0 billion for the corresponding nine-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥51.8 billion, a decline of ¥55.1 billion from ¥106.9 billion for the corresponding nine-month period of the previous year. The main factor contributing to the decline was the softening of prices for iron ore. Iron ore annual contract prices for the year ending March 31, 2010 declined substantially from the previous year’s level reflecting weaker demand for iron ore as a result of a decline in global steel production due to the global economic slowdown triggered by the financial crisis.

Settlements between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009 resulted in price declines of 32.9% for iron ore fines and 44.5% for iron ore lump. A Brazilian iron ore supplier subsequently settled with Japan, Korea and major European customers for fines and lump with respective price decreases of 28.2% and 44.5% between June and July 2009. Iron ore prices under annual contracts for China, the world largest consumer of iron ore, have not yet been settled while shipments continue to be made using the prices applicable for customers other than China. Estimates of the expected adjustments reflecting such price decreases are incorporated in the earnings for the nine-month period ended December 31, 2009.

Consequently, declines in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥27.1 billion and ¥10.2 billion, respectively. Furthermore, decreases in prices of steel raw materials, such as scrap metal and ferrous alloys also contributed to the decline in gross profit, along with a ¥3.7 billion loss (*1) on copper derivative contracts intended to reduce exposure to fluctuating copper price movements at copper mining operations.

Operating income for the nine-month period ended December 31, 2009 was ¥40.2 billion, a decline of ¥55.4 billion from ¥95.6 billion for the corresponding nine-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥25.6 billion, a decline of ¥49.8 billion from ¥75.4 billion for the corresponding nine-month period of the previous year. Major factors were as follows:

•

Valepar S.A. posted earnings of ¥8.1 billion, a decline of ¥37.9 billion from ¥46.0 billion for the corresponding nine-month period of the previous year, reflecting a reduction in earnings at Vale mainly due to the decline in iron ore prices and shipped volume, a drop in nickel prices and an increase in interest expense for preferred shares. Valepar S.A. has a different fiscal year end.

•

Earnings at Robe River Mining Company were ¥11.3 billion, a decline of ¥17.0 billion from ¥28.3 billion for the corresponding nine-month period of the previous year, reflecting the decline in iron ore prices.

•

Sims Metal Management Ltd. recorded a loss of ¥0.6 billion, an improvement of ¥21.4 billion from a loss of ¥22.0 billion for the corresponding nine-month period of the previous year. This improvement is mainly attributable to a rebound effect of an impairment loss on the listed shares in Sims Metal Management Ltd. recorded in the corresponding nine-month period of the previous year.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥9.2 billion, a decline of ¥8.1 billion from ¥17.3 billion for the corresponding nine-month period of the previous year due to a drop in copper prices. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end.

•	Reflecting an other-than-temporary decline in the investment value of SUMIC Nickel Netherlands B.V. (Netherlands), this segment recorded an impairment loss of ¥2.9 billion.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥46.3 billion, a substantial decline of ¥37.8 billion from ¥84.1 billion for the corresponding nine-month period of the previous year. In addition to the above factors, the following contributed to the earnings for the period.

•	A decline of ¥5.7 billion in interest expense, net of interest income, was also posted mainly due to an increase in interest income for preferred shares of Valepar S.A. by ¥6.5 billion.

•

Other expenses—net included a foreign exchange profit of ¥6.1 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited as well as foreign exchange losses of ¥2.9 billion at Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. A foreign exchange loss of ¥3.4 billion was recorded at Mitsui Raw Materials Development Pty. Limited in the corresponding nine-month period of the previous year.

•

Reversal of deferred tax liabilities accounted for approximately ¥12.0 billion in the undistributed retained earnings of associated companies, including Valepar S.A. and Robe River Mining Company, was recorded at the time we received dividend income from associated companies for the nine-month period ended December 31, 2009.

(*1)	Mitsui entered into copper derivative contracts in an attempt to ease the effect of copper price variations on Collahuasi’s equity in earnings, and the Mineral & Metal Resources Segment ended up recording a loss for the nine-month period ended December 31, 2009 due to the recovery in copper prices which partially cancelled out Collahuasi’s recorded profit.

Machinery & Infrastructure Projects Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥65.8 billion, a decline of ¥18.4 billion from ¥84.2 billion for the corresponding nine-month period of the previous year.

•

Although the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) continued to show solid performance, the Motor Vehicles Business Unit reported a decline of ¥10.7 billion in gross profit. In addition to the restructuring of automotive business operations in Europe, import and sales transactions at automotive-related and construction machinery subsidiaries in the Americas and Europe as well as export transactions at Mitsui came to an abrupt halt due to the economic downturn and the appreciation of the Japanese yen.

•

The Marine & Aerospace Business Unit reported a decline of ¥4.7 billion in gross profit. Demand for bulk freighters rebounded slightly but remained far below pre-crisis levels and difficult market conditions compared to the corresponding nine-month period of the previous year affected operation and chartering of vessels and the trading of used vessels.

•

The Infrastructure Projects Business Unit reported a decline of ¥3.0 billion in gross profit. In addition to slowed operations caused by lower demand at rolling stock leasing subsidiaries in the United States and Europe, overseas plant business overall remained subdued.

Operating income for the nine-month period ended December 31, 2009 was ¥6.3 billion, a decline of ¥9.4 billion from ¥15.7 billion for the corresponding nine-month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses in the Motor Vehicles and the Infrastructure Projects business units.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥25.6 billion, an increase of ¥8.3 billion from ¥17.3 billion for the corresponding nine-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥18.5 billion in total, an increase of ¥16.5 billion from ¥2.0 billion for the corresponding nine-month period of the previous year. UK and Australian power production operations recorded a ¥7.5 billion mark-to-market valuation gain on long-term power derivative contracts that were entered into as an economic hedge, while UK power producing operations recorded an ¥8.6 billion mark-to-market valuation loss for the corresponding nine-month period of the previous year.

•

The Motor Vehicles Business Unit reported an impairment loss of ¥6.6 billion (this segment’s portion) reflecting an other-than-temporary decline in the share price of Penske Automotive Group, Inc. for the corresponding nine-month period of the previous year.

•

The Marine & Aerospace Business Unit reported a decline of ¥8.7 billion compared to the corresponding nine-month period of the previous year. The main cause of the decline was an impairment loss of ¥3.9 billion on its holdings of an associated company chartering LNG vessels due to a subdued market. In addition, there was a reversal due to a gain on sales of used vessels recorded in the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥10.0 billion, a decline of ¥11.7 billion from ¥21.7 billion for the corresponding nine-month period of the previous year. In addition to the above-mentioned factors,

•	The Marine & Aerospace Business Unit recorded a loss of ¥20.0 billion on write-downs of its entire investment in the preferred shares of Japan Airlines Corporation.

•

In the corresponding nine-month period of the previous year, the Motor Vehicles Business Unit recorded a ¥7.7 billion impairment loss on shares in Yamaha Motor Co., Ltd. The Business Unit posted a positive tax effect of ¥6.7 billion in income taxes not only on the impairment loss of ¥7.7 billion for the then current period but also on the impairment loss of ¥8.6 billion for the year ended March 31, 2008.

•

A prolonged downturn in railway freight transport in Europe caused impairment losses on intangible assets and goodwill of ¥2.9 billion and ¥3.1 billion, respectively, at Mitsui Rail Capital Europe B.V.

•	This segment recorded a reversal of deferred tax liabilities on undistributed earnings of associated companies amounting to approximately ¥4.0 billion when those earnings were distributed to Mitsui.

Chemical Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥49.6 billion, a decline of ¥17.6 billion from ¥67.2 billion for the corresponding nine-month period of the previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported an increase of ¥3.1 billion in gross profit. Intermediate products such as phenol showed stable performance mainly due to increases in both price and sales volume mainly in China. Polyvinyl chloride material showed stable performance due to rising demand in China, and Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase in gross profit due to increases in both prices and sales volume. Methanol also recorded an increase in gross profit due to increased sales volume in China as well as increased prices in China, the United States, and Europe.

•

The Performance Chemicals Business Unit reported a significant decline of ¥20.8 billion in gross profit. Both price and demand recovered slightly but remained far below pre-crisis levels. P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded a decline of ¥8.1 billion in gross profit due to weak prices of ammonia compared to the corresponding nine-month period of the previous year. Dampened demand for fertilizer raw materials, together with the low market price of sulfur and sulfuric acid, also resulted in a decline in earnings. In addition, electronic materials for LCD module, plastics and functional materials for the automotive and electronics industries, and plant-made detergent raw materials and surfactants contributed to the decline in gross profit due to the economic turmoil.

Operating income reflecting a decline in gross profit for the nine-month period ended December 31, 2009 was ¥11.4 billion, a decline of ¥15.1 billion from ¥26.5 billion for the corresponding nine-month period of the previous year.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥1.1 billion, a decline of ¥5.1 billion from ¥6.2 billion for the corresponding nine-month period of the previous year, mainly due to a decline of a ¥4.6 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture that has a different fiscal year end.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥6.6 billion, an increase of ¥6.8 billion from a net loss of ¥0.2 billion for the corresponding nine-month period of the previous year. This was mainly due to an impairment loss of ¥21.3 billion on write-downs of securities, including a ¥14.8 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥3.5 billion impairment loss on shares of Ishihara Sangyo Kaisha LTD. recorded in the corresponding nine-month period of the previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery and a gradual resurgence of speculative fund flows into energy markets due to stabilizing financial markets and various policy measures, oil prices (WTI) recovered to US$81 per barrel in October 2009, rebounding from US$36 per barrel in February 2009, and thereafter traded around US$70 per barrel. Accordingly, Japan Crude Cocktail (JCC) rebounded from US$47.42 per barrel in April 2009 to US$79.42 per barrel in December 2009.

The JCC price trend is generally reflected with a zero to six-month time lag in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment.

Considering this lag, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for the nine-month periods ended December 31, 2009 and 2008 were US$57 per barrel and US$107 per barrel, respectively.

Gross profit for the nine-month period ended December 31, 2009 was ¥111.6 billion, a decline of ¥119.6 billion from ¥231.2 billion for the corresponding nine-month period of the previous year primarily due to the following:

•

Due to declines in oil prices and production, Mitsui E&P Australia Pty Limited, Mitsui Oil Exploration Co., Ltd. and MitEnergy Upstream LLC (United States) reported declines of ¥35.5 billion, ¥30.7 billion and ¥12.4 billion, respectively. Due to a decline in oil prices, Mitsui E&P Middle East B.V. (Netherlands) reported a decline of ¥18.5 billion.

•

The price for typical Australian premium hard coking coal for the year ending March 31, 2010 is quoted as US$128 per ton FOB, which is approximately 60% lower than the price for the year ended March 31, 2009. At the same time thermal coal prices declined by around 40%.

For the nine-month period ended December 31, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. declined by ¥25.0 billion, reflecting lower coal prices. Nonetheless, coal production for the nine-month period ended December 31, 2009 maintained the same level as the corresponding nine-month period of the previous year.

•

Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan) recorded an increase of ¥6.4 billion in gross profit as a valuation loss on inventories, resulting from a decline in market prices, was recognized in the corresponding nine-month period of the previous year.

Operating income for the nine-month period ended December 31, 2009 was ¥70.4 billion, a decline of ¥117.9 billion from ¥188.3 billion for the corresponding nine-month period of the previous year.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥23.9 billion, a decline of ¥9.9 billion from ¥33.8 billion for the corresponding nine-month period of the previous year. A decline at Japan Australia LNG (MIMI) PTY. Ltd. was the net effect of lower oil prices which more than offset higher production volumes which were the result of completion of an expansion project in September 2008.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥52.1 billion, a decline of ¥80.4 billion from ¥132.5 billion for the corresponding nine-month period of the previous year. In addition to the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥14.9 billion, a decline of ¥23.3 billion from the corresponding nine-month period of the previous year.

•	This segment recorded a gain of ¥6.7 billion on the sale of its holdings in Kyushu Oil Co., Ltd in the corresponding nine-month period of the previous year.

•

This segment recorded a ¥10.2 billion impairment loss on property & equipment and mineral rights in the Vincent oil field in Australia held by Mitsui E&P (Australia) Pty Ltd. due to a decline in oil prices for the corresponding nine-month period of the previous year.

•

Although exploration expenses increased, other expenses-net improved by ¥3.1 billion due to salvage expenses of ¥4.0 billion for the Gulf of Mexico oil production facility held by MitEnergy Upstream LLC that was destroyed by a hurricane recorded in the corresponding nine-month period of the previous year. Major exploration expenses for the nine-month period ended December 31, 2009 were recorded at Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited of ¥9.5 billion and ¥3.2 billion, respectively. Exploration expenses of ¥5.4 billion were recorded at Mitsui E&P Australia Pty Limited in the corresponding nine-month period of the previous year.

•

Net income attributable to noncontrolling interests decreased by ¥24.1 billion due to a decline in net income before attribution of noncontrolling interests at many subsidiaries. The principal reason was the decline in gross profit and the increase in exploration expenses at Mitsui Oil Exploration Co., Ltd.

Foods & Retail Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥64.3 billion, an increase of ¥0.3 billion from ¥64.0 billion for the corresponding nine-month period of the previous year.

The food resources and materials businesses demonstrated solid performance and the food processing and distribution business recorded an increase due to cost reduction even in a severe economic climate.

•

As for the food resources and materials businesses, the fruit juice business reported an increase in gross profit from price increases. On the other hand, maize transactions reported a decline in gross profit due to a decline in the market prices.

•	PRI Foods Co., Ltd. (Japan) reported a decline in gross profit due to a decline in meat price.

•	Mitsui Norin Co., Ltd. (Japan) reported an increase in gross profit, reflecting the firm performance of the beverage raw materials business.

•	MITSUI FOODS CO., LTD. (Japan) recorded an increase in gross profit due to improved profitability.

Operating income for the nine-month period ended December 31, 2009 was ¥17.3 billion, an increase of ¥1.5 billion from ¥15.8 billion for the corresponding nine-month period of the previous year.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥6.4 billion, an increase of ¥4.1 billion from ¥2.3 billion for the corresponding nine-month period of the previous year. VENTURA FOODS, LLC (United States), in which this segment invested through WILSEY FOODS, INC. (United States), reported an increase of ¥5.2 billion reflecting lower ingredient oil costs.

Net loss attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥2.8 billion, a decline of ¥9.7 billion from net income of ¥6.9 billion for the corresponding nine-month period of the previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd. reflecting a decline in the share price for the nine-month period ended December 31, 2009. A valuation allowance was set up against deferred tax assets established for the impairment of Seven & i Holdings Co., Ltd. (*1).

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the value of security price is other-than-temporary. For example, a decline of 30% or more in the fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those securities determined to have an other-than-temporary impairment, a decline of less-than-50% in the fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for currently nondeductible impairment losses and sets up valuation allowances unless they are considered recoverable on reasonable grounds.

Consumer Service & IT Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥39.8 billion, a decline of ¥20.4 billion from ¥60.2 billion for the corresponding nine-month period of the previous year. The Consumer Service Business Unit recorded a decline due to a withdrawal from certain consumer goods businesses and a decline of ¥2.3 billion in the fashion business due to dampened consumer spending; while it recorded a period-to-period improvement in gross profit in the domestic residential home business due to a loss of ¥3.4 billion on write-downs of inventory posted in the corresponding nine-month period of the previous year. In the IT Business Unit, in addition to a decline of ¥16.2 billion in gross profit due to the merger of T-GAIA Corporation with MS Communications Co., Ltd., the ICT-related and electronics-related businesses recorded declines of ¥3.9 billion and of ¥2.7 billion, respectively.

This segment recorded a ¥7.7 billion operating loss for the nine-month period ended December 31, 2009, a further deterioration of ¥1.5 billion from the operating loss of ¥6.2 billion for the corresponding nine-month period of the previous year. The reclassification of T-GAIA Corporation from subsidiary to associated company resulted in a decline of ¥11.9 billion in selling, general and administrative expenses, which partially offset the decline in gross profit. The withdrawal from certain consumer goods business also contributed to the decline in selling, general and administrative expenses.

Equity in losses of associated companies for the nine-month period ended December 31, 2009 was ¥3.3 billion, a decline of ¥8.7 billion from ¥5.4 billion earnings for the corresponding nine-month period of the previous year. This segment recorded a ¥7.3 billion impairment loss on Moshi Moshi Hotline, Inc. reflecting the decline in share price for the nine-month period ended December 31, 2009 (*1).

Net loss attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥4.9 billion, a decline of ¥2.0 billion from net loss of ¥2.9 billion for the corresponding nine-month period of the previous year. Other than the above mentioned factors, there were the following factors:

•

This segment reported a gain of ¥11.9 billion on sale of a trust beneficiary right with respect to Shiodome Building and a gain of ¥4.0 billion on sales of shares in T-GAIA Corporation through its share buy-back program and the merger transaction with MS Communications Co., Ltd. for the corresponding nine-month period of the previous year.

•

Reflecting the overall decline in domestic equity markets, this segment recorded a loss of ¥8.3 billion on write-downs of securities, including an impairment loss on listed shares of Tokyo Broadcasting System, Inc., for the corresponding nine-month period of the previous year.

•

This segment reported an impairment loss of ¥4.1 billion on goodwill reflecting a decline in the share price of Mitsui Knowledge Industry Co., Ltd. for the corresponding nine-month period of the previous year.

•

We recorded a reversal of deferred tax liabilities for undistributed retained earnings of associated companies when we received dividend income from associated companies for the nine-month period ended December 31, 2009.

(*1)	Mitsui also records an impairment loss on a marketable security of an associated company if a decline in the value of the security is other-than-temporary. For example, market declines for a period of nine or more consecutive months leads to the conclusion that the security has an other-than-temporary decline. This impairment loss was recognized as the fair value decline was observed for more than nine consecutive months.

Logistics & Financial Markets Segment

Gross profit was ¥29.0 billion, a decline of ¥30.7 billion from ¥59.7 billion for the corresponding nine-month period of the previous year. As the outlook for the global economic and financial situation improved due to public policies across advanced and many emerging economies, commodity prices staged a comeback from lows reached earlier this year. However, world trade, although beginning to pick up, remains well below its peaks. Trading in energy derivatives also continues to face a tough environment. Profits corresponding to foreign exchange losses of ¥8.4 billion and of ¥19.5 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the nine-month period ended December 31, 2009 and for the corresponding nine-month period of the previous year, respectively.

Operating income for the nine-month period ended December 31, 2009 was ¥6.6 billion, a decline of ¥23.8 billion from ¥30.4 billion for the corresponding nine-month period of the previous year. Improvements in selling, general and administrative expenses related to a decrease in performance-based bonuses partially offset the decline in gross profit.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥3.7 billion, a ¥11.2 billion improvement from a loss of ¥7.5 billion for the corresponding nine-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥4.9 billion in earnings due to a decrease in provisions for doubtful receivables. This segment recorded equity in loss of ¥4.9 billion from investment in a partnership, NPF-Harmony, for the corresponding nine-month period of the previous year.

Accordingly, net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥0.4 billion, a ¥4.3 billion improvement from a loss of ¥3.9 billion for the corresponding nine-month period of the previous year. Besides the above-mentioned factors, there were also the following factors:

•	This segment reported a loss of ¥6.3 billion on write-downs of securities due to a decline in listed share prices for the corresponding nine-month period of the previous year.

•

Foreign exchange losses of ¥8.4 billion and of ¥19.5 billion related to the commodity trading business were posted in other expense-net for the nine-month period ended December 31, 2009 and for the corresponding nine-month period of the previous year, respectively.

Americas Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥51.8 billion, a decline of ¥47.8 billion from ¥99.6 billion for the corresponding nine-month period of the previous year.

•

As a result of plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs, Champions Pipe & Supply, Inc. (United States) recorded a decline of ¥13.1 billion in gross profit suffering from declines in product prices as well as revaluation losses on inventories.

•

Despite some signs of recovery, Steel Technologies Inc. reported a decline of ¥8.0 billion in gross profit due to a decrease in sales volume, especially in the motor vehicle sector, reflecting a severe macroeconomic and financing environment under which two major U.S. automotive companies filed for Chapter 11 bankruptcy protection.

•

Westport Petroleum, Inc. (United States) reported a decline of ¥12.2 billion due to an increase in charter fees for tankers and rental costs for oil tanks, revaluation losses on derivative contracts (*1) recorded in the nine-month period ended December 31, 2009, and a reduction in trading transactions and margins reflecting decreased demand for petroleum products.

•	Weak demand for fertilizer products resulted in declines in gross profits at Mitsui Agro Business S.A. (Chile) and Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

•

Novus International, Inc. (United States) succeeded in maintaining gross profit at the same high level of the corresponding nine-month period of the previous year reflecting lower raw material and logistics costs in addition to an increase in sales volume while still maintaining high level of margin partially offset by a marginal decline in sales prices.

•

Reflecting the slowdown of overall economy, Ellison Technologies Inc. (United States), a machine tools distribution company, reported a decline in gross profit. Mitsui & Co. (U.S.A.), Inc. also reported a decline in gross profit, especially in the chemical and consumer service areas.

Operating income for the nine-month period ended December 31, 2009 was ¥6.7 billion, a decline of ¥35.2 billion from ¥41.9 billion for the corresponding nine-month period of the previous year. Selling, general and administrative expenses, especially personnel expenses and travel expenses, at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries declined.

Equity in earnings of associated companies for the nine-month period ended December 31, 2009 was ¥1.8 billion, an increase of ¥0.1 billion from ¥1.7 billion for the corresponding nine-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥6.5 billion, a decline of ¥9.8 billion from net income of ¥3.3 billion for the corresponding nine-month period of the previous year. In addition to the above factors, the following factors contributed to the decline.

•	Interest expenses, net of interest income, decreased by ¥5.1 billion mainly at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•

Due to the prolonged economic slowdown, this segment recorded a ¥6.5 billion impairment loss of goodwill, including losses at AFC HoldCo, LLC, an automotive retail finance company, and SunWize Technologies, Inc., a distributor of photovoltaic systems, amounting to ¥3.1 billion and ¥2.9 billion, respectively. For the corresponding nine-month period of the previous year, this segment recorded a ¥9.6 billion impairment loss of goodwill, mainly attributable to a ¥5.5 billion impairment loss of goodwill at Steel Technologies Inc. as well as other impairment losses of goodwill at other Mitsui & Co. (U.S.A.), Inc. subsidiaries, and a ¥3.0 billion impairment loss of long-lived assets, also mainly attributable to Steel Technologies Inc., reflecting a severe contraction in demand triggered by the financial crisis.

•

Fertilizantes Mitsui S.A.Industria e Comercio recorded a restructuring cost for downsizing the business while it recorded a ¥3.5 billion liquidation of currency options in other expenses-net for the corresponding nine-month period of the previous year.

(*1)	Besides mark-to-market valuation losses on derivative contracts, Westport Petroleum, Inc. maintained inventories which involved unrealized holding gains.

Europe, the Middle East and Africa Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥11.6 billion, a decline of ¥7.2 billion from ¥18.8 billion for the corresponding nine-month period of the previous year, reflecting sluggish demand in the chemical and steel products businesses.

This segment recorded a ¥4.2 billion operating loss for the nine-month period ended December 31, 2009, a decline of ¥4.3 billion from a ¥0.1 billion profit for the corresponding nine-month period of the previous year. A decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Equity in earnings for the nine-month period ended December 31, 2009 was ¥0.9 billion, an increase of ¥1.2 billion from equity in losses of ¥0.3 billion for the corresponding nine-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥3.9 billion, a decline of ¥5.9 billion from ¥2.0 billion in net income for the corresponding nine-month period of the previous year. In addition to the above factors, the decline in net income was attributable to the segment’s minority interest in Mitsui Rail Capital Europe B.V. which posted impairment losses on intangible assets and goodwill. There was a gain for the corresponding nine-month period of the previous year from the sale of an office building previously held by Mitsui & Co. France S.A.S.

Asia Pacific Segment

Gross profit for the nine-month period ended December 31, 2009 was ¥20.1 billion, a decline of ¥0.1 billion from ¥20.2 billion for the corresponding nine-month period of the previous year. Chemical and iron & steel products markets gradually recovered in the three-month period ended December 31, 2009 and the decline in gross profit for the six-month period ended September 30, 2009 was mostly offset.

Operating income for the nine-month period ended December 31, 2009 was ¥2.1 billion, an increase of ¥2.3 billion from a ¥0.2 billion loss for the corresponding nine-month period of the previous year. A decline in selling, general and administrative expenses, such as personnel expenses, was reported.

Equity in earnings for the nine-month period ended December 31, 2009 was ¥2.7 billion, an increase of ¥1.4 billion from ¥1.3 billion for the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 was ¥19.1 billion, a decline of ¥9.1 billion from ¥28.2 billion for the corresponding nine-month period of the previous year. The main cause of the decline in net income was attributable to a decline in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

3. Results of Operations (Comparison between the three-month periods ended December 31, 2009 and 2008)

(1) Analysis of consolidated income statements

Gross Profit

Gross profit for the three-month period ended December 31, 2009 was ¥176.7 billion, a decline of ¥57.5 billion from ¥234.2 billion for the corresponding three-month period of the previous year as a result of the following:

•

The Energy Segment reported a decline of ¥21.3 billion in gross profit. While Mitsui Marubeni Liquefied Gas Co., Ltd reported an increase of ¥9.9 billion reflecting an evaluation loss on inventories recorded in the corresponding three-month period of the previous year, Mitsui E&P Australia Pty Limited and Mitsui E&P Middle East B.V. reported declines of ¥15.0 billion and ¥6.8 billion, respectively. Other oil & gas producing businesses also reported declines in gross profit. Mitsui Coal Holdings Pty. Ltd. recorded a decline of ¥8.6 billion reflecting lower coal prices.

•

The Mineral & Metal Resources Segment reported an increase of ¥4.5 billion in gross profit. Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. reported increases of ¥6.7 billion and of ¥1.7 billion, respectively, due to an increase in sales volumes partially offset by lower iron ore prices. The non-ferrous metal business reported a decline due to losses on copper derivative contracts, which we entered into to reduce our exposure to copper price fluctuations at copper mining operations.

•

The Iron & Steel Products Segment reported a decline of ¥3.9 billion due to a decline in Japanese domestic steel product prices and sluggish Japanese domestic sales of steel products, especially in the construction sector. The Chemical Segment reported an increase of ¥3.7 billion due to an increase in prices resulting from stronger demand in China.

•

The Logistics & Financial Markets Segment reported a decline of ¥21.2 billion. In addition to fewer energy-related commodity trading opportunities, an increase in losses which were recognized in gross profit and corresponded to a decrease of ¥16.9 billion in foreign exchange losses recorded in other expenses-net contributed to the decline.

•

The Americas Segment reported a decline of ¥15.9 billion. Westport Petroleum, Inc. reported a decline of ¥7.6 billion, reflecting a sharp contraction of demand for oil related products and lower margins in a difficult business environment. Champions Pipe & Supply, Inc. reported a decline of ¥3.9 billion, reflecting reduced margins coupled with valuation losses on inventories due to a decline in prices of oil well tubular products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended December 31, 2009 were ¥133.0 billion, a decline of ¥8.5 billion from ¥141.5 billion for the corresponding three-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of Yen
	Personnel		Welfare		Travel		Entertainment		Communication
Three-month period ended December 31, 2009		67.9		2.7		7.4		2.3		11.0
Three-month period ended December 31, 2008		69.5		2.9		8.5		2.8		11.4
Change(*)	▲	1.6	▲	0.2	▲	1.1	▲	0.5	▲	0.4

	Rent	Depreciation		Tax	Others		Total
Three-month period ended December 31, 2009	5.1		3.7	2.4		30.5		133.0
Three-month period ended December 31, 2008	5.0		4.1	1.8		35.5		141.5
Change(*)	0.1	▲	0.4	0.6	▲	5.0	▲	8.5

(*)▲:	Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥67.9 billion, a decline of ¥1.6 billion from ¥69.5 billion for the corresponding three-month period of the previous year. This decline is mainly attributable to a decrease in performance-based bonuses partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•	Travel expenses were ¥7.4 billion, a decline of ¥1.1 billion from ¥8.5 billion for the corresponding three-month period of the previous year.

•	Other expenses were ¥30.5 billion, a decline of ¥5.0 billion from ¥35.5 billion for the corresponding three-month period of the previous year.

The table below provides selling, general and administrative expenses broken down by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products		Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy		Foods & Retail		Consumer Service & IT		Logistics & Financial Markets
Three-month period ended December 31, 2009		7.7	3.8	18.6	12.0		13.9		16.0		14.5		7.2
Three-month period ended December 31, 2008		8.3	3.8	19.9	12.0		14.1		16.7		17.8		7.4
Change(*)	▲	0.6	0.0	▲ 1.3	0.0	▲	0.2	▲	0.7	▲	3.3	▲	0.2

Operating Segment	Americas	Europe, the Middle East and Africa		Asia Pacific	Total		All other		Adjustments and Eliminations	Consolidated Total
Three-month period ended December 31, 2009	14.4		4.9	6.5		119.5		1.1	12.4		133.0
Three-month period ended December 31, 2008	17.4		5.6	6.4		129.4		1.5	10.6		141.5
Change(*)	▲ 3.0	▲	0.7	0.1	▲	9.9	▲	0.4	1.8	▲	8.5
(*)▲:	Decrease in selling, general and administrative expenses

•

The Consumer Service & IT and Americas segments reported declines of ¥3.3 billion and of ¥3.0 billion, respectively. In addition to a decrease in performance-based bonuses selling, general and administrative expenses decreased due to cost control efforts.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three-month period ended December 31, 2009 was ¥5.0 billion, an increase of ¥0.3 billion from ¥4.7 billion for the corresponding three-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three-month period ended December 31, 2009 was ¥0.4 billion, a decline of ¥9.0 billion from ¥9.4 billion for the three-month period of the previous year, resulting from lower U.S. dollar and Japanese yen interest rates in addition to a decline in the principal amount of U.S. dollar denominated borrowings. An increase in interest income of ¥1.8 billion from preferred shares issued by Valepar S.A. also contributed to the net decline. The following table provides the periodic average of 3 month Libor for the Japanese yen and the U.S. dollar for the three-month periods ended December 31, 2008 and December 31, 2009.

Periodic average of 3 month Libor (% p.a.)
	Three-month period ended December 31,
	2008	2009
Japanese yen	0.90	0.30
U.S. dollar	2.22	0.26

Dividend Income

Dividend income for the three-month period ended December 31, 2009 was ¥10.0 billion, a decline of ¥9.9 billion from ¥19.9 billion for the corresponding three-month period of the previous year.

Reflecting a sharp drop in LNG prices, dividends received from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥5.8 billion, a decline of ¥8.4 billion from the corresponding three-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the three-month period ended December 31, 2009 was ¥4.0 billion, a decline of ¥12.4 billion from ¥16.4 billion for the corresponding three-month period of the previous year. The gain for the three-month period ended December 31, 2009 was a combination of gains on miscellaneous small transactions while gains of ¥11.9 billion on sale of a trust beneficiary right of Shiodome Building and ¥2.9 billion from the merger of T-GAIA Corporation (formerly Telepark Corp.) with MS Communications Co., Ltd. (Japan) were realized for the corresponding three-month period of the previous year.

Loss on Write-Down of Securities

Loss on write-downs of securities for the three-month period ended December 31, 2009 was ¥24.3 billion, a decline of ¥8.6 billion from ¥32.9 billion for the corresponding three-month period of the previous year.

•	A ¥20.0 billion loss on the write-down of preferred shares in Japan Airlines Corporation was recorded in the Machinery & Infrastructure Projects Segment.

•

Major losses for the three-month period of the previous year were impairment losses of ¥27.0 billion on listed securities including a loss of ¥7.7 billion on shares in Yamaha Motors Co. Ltd. in the Machinery & Infrastructure Projects Segment and losses of ¥4.5 billion on shares in Mitsui Chemicals, Inc. and ¥3.5 billion on shares in Ishihara Sangyo Kaisha LTD. in the Chemical Segment.

Loss on Disposal or Sales of Property and Equipment—Net

Loss on disposal or sales of property and equipment—net for the three-month period ended December 31, 2009 was ¥0.2 billion, an improvement of ¥0.4 billion from a loss of ¥0.6 billion for the corresponding three-month period of the previous year. Losses for both periods consisted of an accumulation of losses and gains on miscellaneous small transactions.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three-month period ended December 31, 2009 was ¥5.6 billion, a decline of ¥7.7 billion from ¥13.3 billion for the corresponding three-month period of the previous year. A prolonged downturn in the railway freight transport in Europe resulted in an impairment loss of ¥2.9 billion on intangible assets at Mitsui Rail Capital Europe B.V. in the Machinery & Infrastructure Projects Segment. An impairment loss of ¥10.2 billion on property & equipment and mineral rights in the Vincent oil field in Australia and an impairment loss of ¥2.7 billion on intangible assets at Steel Technologies Inc. were recognized for the corresponding three-month period of the previous year.

Impairment Loss of Goodwill

Impairment loss of goodwill for the three-month period ended December 31, 2009 was ¥6.5 billion, a decline of ¥7.1 billion from ¥13.6 billion for the corresponding three-month period of the previous year. Losses of ¥3.1 billion at Mitsui Rail Capital Europe B.V. in the Machinery & Infrastructure Projects Segment and of ¥2.9 billion at SunWize Technologies, Inc., a retailer and installer of photovoltaic systems, in the Americas Segment, were recorded due to weaker market demand. Losses of ¥5.5 billion at Steel Technologies Inc. and ¥4.1 billion at Mitsui Knowledge Industry Co., Ltd. were recorded for the corresponding three-month period of the previous year.

Other Expenses—Net

Other expenses—net for the three-month period ended December 31, 2009 was a gain of ¥3.2 billion, an improvement of ¥30.4 billion from a loss of ¥27.2 billion for the corresponding three-month period of the previous year.

•	These were a combination of small gains and losses on miscellaneous transactions for the three-month period ended December 31, 2009

•

The major factors for the corresponding three-month period of the previous year were foreign exchange losses of ¥17.4 billion at Mitsui including a loss of ¥15.6 billion on commodity trading activities in the Logistics & Financial Markets Segment, which corresponded to a related gross profit in the same segment and salvage expenses of ¥4.0 billion for the Gulf of Mexico oil production facility destroyed by a hurricane posted in the Energy Segment.

Income Taxes

Income taxes for the three-month period ended December 31, 2009 were ¥27.0 billion, an increase of ¥24.5 billion from ¥2.5 billion for the corresponding three-month period of the previous year. This was mainly attributable to an increase in equity in earnings of associated companies and a reversal of valuation allowance set for the deferred tax assets for past impairment losses on shares in Mitsui Chemicals, Inc. and Yamaha Motor Co., Ltd. recognized in the corresponding three-month period of the previous year (*1).

The effective tax rate for the three-month period ended December 31, 2009 was 144.2%, an increase of 135.0 percentage points from 9.2% for the corresponding three-month period of the previous year (*2).

The increase in the effective tax rate is attributable to an increase in the ratio of income tax effect recorded for equity in earnings against “income before income taxes and equity in earnings,” as well as the reversal effect from the positive tax effects recognized in the corresponding three-month period of the previous year for the past impairment losses on shares in Mitsui Chemicals, Inc. and Yamaha Motor Co., Ltd.

(*1)	See “(2) Operating Results by Operating Segment” for more details.

(*2)	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the three-month period ended December 31, 2009. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies—Net.” Amounts for three-month period ended December 31, 2008 have been reclassified to conform to the current period presentation.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥35.6 billion, an increase of ¥15.0 billion from ¥20.6 billion for the corresponding three-month period of the previous year (*1) as a result of the following:

•

Declines of ¥8.9 billion at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), mainly due to a sharp drop in nickel prices and declines in prices and shipments of iron ore, and a decline at Robe River Mining Company, an investment vehicle company for our Australian iron ore mining business, reflecting a decline in iron ore prices, were recorded. Valepar S.A. has a different fiscal year end.

•

An impairment loss of ¥26.9 billion on listed shares in Sims Metal Management Ltd. was recorded for the corresponding three-month period of the previous year, reflecting an other-than-temporary decline in the share price.

•

An impairment loss of ¥2.9 billion on shares in SUMIC Nickel Netherlands B.V., a company investing in nickel-production in New Caledonia, was recorded, reflecting an other-than-temporary decline in investment value.

•

Overseas power production businesses such as IPM (UK) Power Holdings Limited, IPM Eagle LLP and P.T. Paiton Energy reported a total increase of ¥4.0 billion due mainly to mark-to-market valuation gains on long-term power derivative contracts.

•	An impairment loss of ¥3.9 billion on investments in an associated company chartering LNG vessels was reported due to the subdued market for LNG vessels.

•

Penske Automotive Group, Inc. posted an increase of ¥8.3 billion in earnings due mainly to the effect of an impairment loss of ¥8.2 billion on the shares recorded in the corresponding three-month period of the previous year, reflecting an other-than-temporary decline in the listed share price.

•	Japan Australia LNG (MIMI) PTY. Ltd. reported a decline in equity in earnings reflecting a decline in oil prices despite an increase in sales volume.

(*1)	See note *1 in the “Income Taxes” section above.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the three-month period ended December 31, 2009 was ¥27.3 billion, a decline of ¥18.0 billion from ¥45.3 billion for the corresponding three-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the three-month period ended December 31, 2009 was ¥7.1 billion, an increase of ¥1.0 billion from a loss of ¥6.1 billion for the corresponding three-month period of the previous year. While Mitsui Marubeni Liquefied Gas Co., Ltd. reported an increase in net income attributable to noncontrolling interests due to increase in net income before attribution of noncontrolling interests, Mitsui Oil Exploration Co., Ltd. reported a decrease in net income attributable to noncontrolling interests due to a decline in net income before attribution of noncontrolling interests.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the three-month period ended December 31, 2009 was ¥20.2 billion, a significant decline of ¥19.0 billion from ¥39.2 billion for the corresponding three-month period of the previous year.

(2) Operating Results by Operating Segment

Mitsui & Co. Financial Services (Australia) Pty Ltd was previously included in the Asia Pacific Segment, but has been transferred to the All Other Segment in the three-month period ended September 30, 2009. The operating segment information for the three-month period ended December 31, 2008 has been restated to conform to the current period presentation.

Iron & Steel Products Segment

Gross profit for the three-month period ended December 31, 2009 was ¥7.9 billion, a decline of ¥3.9 billion from ¥11.8 billion for the corresponding three-month period of the previous year.

•   Sharp drops in the prices of heavy steel plate, mainly for shipbuilding, as well as sluggish demand resulted in a decline in earnings in the steel pipe and heavy plate business although gross profit at Regency Steel Asia Pte Ltd. increased compared to the corresponding three-month period of the previous year, mainly due to a rebound effect from an evaluation loss on inventory recorded in the three-month period ended December 31, 2008.

•	The steel sheet products business also recorded a decline in earnings, although a gradual recovery in demand has been seen following the end of inventory adjustments.

•

Sluggish Japanese domestic sales of steel products, especially to the construction sector, and a decline in Japanese domestic steel product prices resulted in a significant decline in earnings. Gross profit at Mitsui & Co. Steel Ltd. also declined from the corresponding three-month period of the previous year.

Operating income for the three-month period ended December 31, 2009 was ¥0.3 billion, a decline of ¥3.1 billion from operating income of ¥3.4 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥1.4 billion, an increase of ¥0.4 billion from ¥1.0 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥0.5 billion, a decline of ¥2.2 billion from ¥2.7 billion for the corresponding three-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three-month period ended December 31, 2009 was ¥19.6 billion, an increase of ¥4.5 billion from ¥15.1 billion for the corresponding three-month period of the previous year. The main factor contributing to the increase was higher shipped volume at iron ore mining operations. With the global crude steel production starting to decline in the three-month period ended December 31, 2008, triggered by the financial turmoil, iron ore prices under annual contracts for the year ending March 31, 2010 decreased substantially from the year ended March 31, 2009.

Settlements between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009 resulted in price declines of 32.9% for iron ore fines and 44.5% for iron ore lump. A Brazilian iron supplier subsequently settled with Japan, Korea and major European customers for fines and lump with respective price decreases of 28.2% and 44.5% between June and July 2009. In the meantime, iron ore prices for spot contracts, which have been gradually gaining share in recent years, mainly in the Chinese market, were moving higher in the three-month period ended December 31, 2009, reflecting a strong iron ore demand from China. Iron ore prices under annual contracts with China, the world largest consumer of iron ore, have not yet been settled while shipments continue to be made using prices applicable for customers other than China. Estimates of the expected adjustments reflecting such price decreases are incorporated in the earnings for the three-month period ended December 31, 2009.

Despite a decline in iron ore prices under annual contracts, increases in gross profit were recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. by ¥6.7 billion and ¥1.7 billion, respectively, reflecting a substantial increase in volume shipped from the corresponding three-month period of the previous year. Furthermore, a recovery in the prices of other mineral and metal resources, such as scrap metal and ferrous alloys also contributed to the increase in gross profit although it was partially offset by deterioration of gains/losses on copper derivative contracts (*1) intended to reduce exposure to copper price movements at copper mining operations.

Operating income for the three-month period ended December 31, 2009 was ¥15.7 billion, an increase of ¥4.3 billion from ¥11.4 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥11.2 billion, an increase of ¥13.7 billion from a loss of ¥2.5 billion for the corresponding three-month period of the previous year. Major factors in the decline were as follows:

•

Sims Metal Management Ltd. posted earnings of ¥0.5 billion, an improvement of ¥26.9 billion from a loss of ¥26.4 billion for the corresponding three-month period of the previous year mainly due to a rebound effect from an impairment loss on listed shares recorded in the three-month period ended December 31, 2008.

•

Valepar S.A. posted earnings of ¥4.5 billion, a decline of ¥8.9 billion from ¥13.4 billion for the corresponding three-month period of the previous year reflecting a reduction in earnings at Vale. This was mainly due to the decline in iron ore prices and shipped volume as well as an increase in interest expense for preferred shares. Valepar S.A. has a different fiscal year end.

•

Robe River Mining Company posted earnings of ¥4.2 billion, a decline of ¥2.6 billion from ¥6.8 billion for the corresponding three-month period of the previous year, reflecting the decline in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥4.0 billion, an increase of ¥2.0 billion from ¥2.0 billion for the corresponding three-month period of the previous year. Revaluation gains on provisionally priced copper sales, which remain subject to final pricing, were recorded in the three-month period ended December 31, 2009, and revaluation losses were recorded in the corresponding three-month period of the previous year. These gains and losses were the main factors that contributed to an increases in earnings (*2), although copper prices applied to earnings for the three-month period ended December 31, 2009 were substantially lower than copper prices applied to earnings for the corresponding three-month period of the previous year. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end.

•	Reflecting an other-than-temporary decline in investment value of SUMIC Nickel Netherlands B.V., this segment recorded an impairment loss of ¥2.9 billion.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥14.5 billion, a substantial increase of ¥22.4 billion from a loss of ¥7.9 billion for the corresponding three-month period of the previous year. In addition to the above factors, the following contributed to the earnings for the period.

•

An improvement of interest expense, net of interest income, was posted mainly due to an increase in interest income for preferred shares of Valepar S.A. A foreign exchange loss of ¥3.5 billion at Mitsui Raw Materials Development Pty. Limited and an impairment loss on shares of JFE Holdings, Inc. (Japan) were recorded in the corresponding three-month period of the previous year.

•

Reversal of deferred tax liabilities accounted for approximately ¥3.0 billion in the undistributed retained earnings of Valepar S.A. was recorded at the time we received dividend income from the associated company for the three-month period ended December 31, 2009.

(*1)	Mitsui engaged in copper derivative contracts in an attempt to ease the effect of copper price variations on Collahuasi’s equity in earnings, but the Mineral & Metal Resources Segment ended up recording a loss for the three-month period ended December 31, 2009 due to the recovery in copper prices which partially cancelled out Collahuasi’s recorded profit.

(*2)	Collahuasi’s copper concentrate and cathodes sales are provisionally priced at the time of shipment and the provisional prices are finalized in a contractually specified future period (generally one to four months from the shipment date) based primarily on quoted London Metal Exchange (LME) prices. The provisionally priced sales in any quarterly period, which remain subject to final pricing, are reevaluated at the quarter-end forward prices at the end of each quarter and final adjustments are made in the following quarter when final prices are fixed.

Machinery & Infrastructure Projects Segment

Gross profit for the three-month period ended December 31, 2009 was ¥21.7 billion, a decline of ¥0.4 billion from ¥22.1 billion for the corresponding three-month period of the previous year.

•

While the motorcycle retail finance company, P.T. Bussan Auto Finance, continued to show solid performance, the Motor Vehicles Business Unit recorded poor performance. In addition to the restructuring of automotive business operations in Europe, import and sales transactions at automotive-related and construction machinery subsidiaries in the Americas and Europe, export transactions at Mitsui came to an abrupt halt due to the economic downturn, and the appreciation of the Japanese yen.

•

The Marine & Aerospace Business Unit reported a decline of ¥1.2 billion in gross profit. Following a slight rebound in demand for bulk freighters in June 2009, the Baltic Dry Index rose once again in November 2009 to reach the highest level since the financial crisis due to a sharp increase in coal and iron ore shipments to China; however, it still remains far below pre-crisis levels. Such difficult market conditions compared to the corresponding three-month period of the previous year affected the operation and chartering of vessels and the trading of used vessels.

•

The Infrastructure Projects Business Unit reported a decline of ¥0.1 billion in gross profit due to a reduction in operations as a result of lower demand at rolling stock leasing subsidiaries in the United States.

Operating income for the three-month period ended December 31, 2009 was ¥1.4 billion, an increase of ¥0.4 billion from ¥1.0 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥7.2 billion, an increase of ¥0.3 billion from a ¥6.9 billion for the corresponding three-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited, IPM Eagle LLP and P.T. Paiton Energy, reported equity in earnings of ¥7.3 billion in total, an increase of ¥3.8 billion from ¥3.5 billion for the corresponding three-month period of the previous year. Australian and UK power production operations recorded a ¥3.6 billion mark-to-market valuation gain on long-term power derivative contracts that were entered into as an economic hedge, while they recorded a ¥0.1 billion mark-to-market valuation loss for the corresponding three-month period of the previous year.

•

The economic downturn caused a decline in overall sales at overseas automotive-related and construction machinery associated companies, on the other hand, a rebound effect of an impairment loss of ¥6.6 billion (this segment’s portion) reflecting an other-than-temporary decline in the share price of Penske Automotive Group, Inc. for the corresponding three-month period of the previous year was also recognized.

•

The Marine & Aerospace Business Unit reported a decline of ¥7.6 billion compared to the corresponding three-month period of the previous year. The main cause of the decline was an impairment loss of ¥3.9 billion on its holdings of an associated company chartering LNG vessels due to a subdued market. In addition, there was a rebound effect of a gain from the sales of used vessels recorded in the corresponding three-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥9.9 billion, a decline of ¥14.4 billion from a ¥4.5 billion income for the corresponding three-month period of the previous year. In addition to the above-mentioned factors,

•	The Marine & Aerospace Business Unit recorded a loss of ¥20.0 billion on write-downs of all of its preferred shares in Japan Airlines Corporation.

•

In the corresponding three-month period of the previous year, the Motor Vehicles Business Unit recorded a ¥7.7 billion impairment loss on shares of Yamaha Motor Co., Ltd. The Business Unit posted a positive tax effect of ¥6.7 billion in income taxes not only on the impairment loss of ¥7.7 billion but also on the impairment loss of ¥8.6 billion for the year ended March 31, 2008.

•

A prolonged downturn in railway freight transport in Europe caused impairment losses on intangible assets and goodwill of ¥2.9 billion and ¥3.1 billion, respectively, at Mitsui Rail Capital Europe B.V.

Chemical Segment

Gross profit for the three-month period ended December 31, 2009 was ¥15.9 billion, an increase of ¥3.7 billion from ¥12.2 billion for the corresponding three-month period of the previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported an increase of 2.6 billion in gross profit. Intermediate products such as phenol recorded an increase in gross profit due to increases in both price and sales volume in China. Polyvinyl chloride material showed stable performance due to rising demand in China, and Shark Bay Salt Pty. Ltd., a salt manufacturing company, recorded an increase in gross profit due to increase in both prices and sales volume. Methanol also showed increased sales volume in China as well as increased prices in China, the United States, and Europe.

•

The Performance Chemicals Business Unit reported an increase of ¥1.1 billion in gross profit. While fewer orders for electronic materials for LCD modules caused a decline in gross profit, the main cause of the increase was a rebound effect of a decline in gross profit recorded at P.T. Kaltim Pasifik Amoniak, an ammonia manufacturing and marketing joint venture, in the corresponding three-month period of the previous year, due to a sharp drop in the price and sales volume of ammonia.

Operating income for the three-month period ended December 31, 2009 was ¥3.0 billion, an increase of ¥3.4 billion from operating loss of ¥0.4 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥1.0 billion, an increase of ¥0.8 billion from ¥0.2 billion for the corresponding three-month period of the previous year. The main cause of the increase was a rebound effect from an equity in loss recorded in the three-month period ended December 31, 2008 reflecting an other-than-temporary decline in the share price of Agro-Kanesho Co., Ltd. (Japan).

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥1.4 billion, an increase of ¥5.6 billion from net loss of ¥4.2 billion for the corresponding three-month period of the previous year. In addition to the above-mentioned factors, this segment recorded a ¥4.5 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥3.5 billion impairment loss on shares of Ishihara Sangyo Kaisha LTD., in the corresponding three-month period of the previous year. This segment recorded a positive income tax effect of ¥6.1 billion which included not only tax effect on the impairment loss of ¥4.5 billion for Mitsui Chemicals in the corresponding three-month period of the previous year but also a reversal of valuation allowance set for deferred tax asset for an impairment loss of ¥10.3 billion on the same securities posted in the six-month period ended September 30, 2008.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery and a gradual resurgence of speculative fund flows into energy markets due to stabilizing financial markets and various policy measures, oil prices (WTI) recovered to US$81 per barrel in October 2009, and traded around US$70 per barrel thereafter. Accordingly, Japan Crude Cocktail (JCC) rebounded to US$70.12, US$74.68 (preliminary figure) and US$79.42 (preliminary figure) per barrel in October, November, and December of 2009 respectively.

The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag. Considering this lag, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for the three-month periods ended December 31, 2009 and 2008 were US$68 per barrel and US$120 per barrel, respectively.

Gross profit for the three-month period ended December 31, 2009 was ¥42.8 billion, a decline of ¥21.3 billion from ¥64.1 billion for the corresponding three-month period of the previous year primarily due to the following:

•

Mainly due to a decline in oil prices, Mitsui E&P Australia Pty Limited, Mitsui E&P Middle East B.V. and MitEnergy Upstream LLC reported declines of ¥15.0 billion, ¥6.8 billion, and ¥3.5 billion, respectively.

•

The price for typical Australian premium hard coking coal for the year ending March 31, 2010 is quoted as US$128 per ton FOB, which is approximately 60% lower compared to the price for the year ended March 31, 2009. At the same time, thermal coal prices declined by around 40%.

For the three-month period ended December 31, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. declined by ¥8.6 billion, reflecting lower coal prices. Nonetheless, coal production for the three-month period ended December 31, 2009 increased slightly compared to the corresponding three-month period of the previous year.

•

Mitsui Marubeni Liquefied Gas Co., Ltd. recorded an increase of ¥9.9 billion in gross profit as a valuation loss on inventories, resulting from a decline in market prices, was recognized in the corresponding three-month period of the previous year.

Operating income for the three-month period ended December 31, 2009 was ¥28.8 billion, a decline of ¥21.1 billion from ¥49.9 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥9.0 billion, a decline of ¥4.0 billion from ¥13.0 billion for the corresponding three-month period of the previous year. A decline at Japan Australia LNG (MIMI) PTY. Ltd. reflected lower oil prices despite higher production volumes due to the completion of an expansion project in September 2008.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥21.1 billion, a decline of ¥28.3 billion from ¥49.4 billion for the corresponding three-month period of the previous year. Besides the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥5.8 billion, a decline of ¥8.4 billion from the corresponding three-month period of the previous year.

•

This segment recorded a ¥10.2 billion impairment loss on property & equipment and mineral rights in the Vincent oil field in Australia held by Mitsui E&P (Australia) Pty Ltd. due to a decline in oil prices for the corresponding three-month period of the previous year.

•

Other expenses—net slightly decreased due mainly to a decline in foreign exchange gains, in spite of a positive impact from salvage expenses of ¥4.0 billion for the Gulf of Mexico oil production facility held by MitEnergy Upstream LLC that was destroyed by a hurricane recorded for the corresponding three-month period of the previous year.

•

Net income attributable to noncontrolling interests decreased by ¥2.1 billion due to a decline in net income before attribution of noncontrolling interests at many subsidiaries. One of the principal reasons was the decline in gross profit and the increase in exploration expenses at Mitsui Oil Exploration Co., Ltd.

Foods & Retail Segment

Gross profit for the three-month period ended December 31, 2009 was ¥21.9 billion, a decline of ¥0.1 billion from ¥22.0 billion for the corresponding three-month period of the previous year.

The food resources and materials businesses demonstrated solid performance and the food processing and distribution business recorded an increase due to cost reductions even in a severe economic climate.

•

In the food resources and materials businesses, the fruit juice business reported an increase in gross profit reflecting the price increase. On the other hand, maize transactions reported a decline in gross profit due to a decline in market prices.

•	Mitsui Norin Co., Ltd. reported an increase in gross profit, reflecting the firm performance of the beverage raw materials business.

Operating income for the three-month period ended December 31, 2009 was ¥5.7 billion, an increase of ¥0.4 billion from ¥5.3 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥1.5 billion, an increase of ¥0.8 billion from ¥0.7 billion for the corresponding three-month period of the previous year. VENTURA FOODS, LLC, in which this segment invested through WILSEY FOODS, INC., reported an increase reflecting lower ingredient oil costs.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥3.7 billion, an increase of ¥2.2 billion from ¥1.5 billion for the corresponding three-month period of the previous year.

Consumer Service & IT Segment

Gross profit for the three-month period ended December 31, 2009 was ¥13.3 billion, a decline of ¥0.8 billion from ¥14.1 billion for the corresponding three-month period of the previous year. This segment faced headwinds in the ICT-related and fashion businesses. Part of the decline was also due to a withdrawal from certain consumer goods businesses.

For the three-month period ended December 31, 2009, this segment recorded a ¥1.2 billion operating loss, an improvement of ¥2.5 billion from operating loss of ¥3.7 billion for the corresponding three-month period of the previous year. Selling, general and administrative expenses declined by ¥3.3 billion due to lower personnel expenses and a withdrawal from certain consumer goods businesses.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥0.6 billion, a decline of ¥2.5 billion from ¥3.1 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥0.5 billion, a decline of ¥1.3 billion from ¥1.8 billion for the corresponding three-month period of the previous year. In addition to the above mentioned factors, there were the following factors:

•

This segment reported a gain of ¥11.9 billion on sales of a trust beneficiary right with respect to Shiodome Building and a gain of ¥2.9 billion on sales of share in T-GAIA Corporation through the merger transaction with MS Communications Co., Ltd. for the corresponding three-month period of the previous year.

•

Reflecting the overall decline in domestic equity markets, this segment recorded a loss of ¥4.0 billion on write-downs of securities, including an impairment loss on listed shares of Tokyo Broadcasting System, Inc., for the corresponding three-month period of the previous year.

•

This segment reported an impairment loss of ¥4.1 billion on goodwill reflecting a decline in the share price of Mitsui Knowledge Industry Co., Ltd. for the corresponding three-month period of the previous year.

Logistics & Financial Markets Segment

Gross profit was ¥4.3 billion, a decline of ¥21.2 billion from ¥25.5 billion for the corresponding three-month period of the previous year. As prospects regarding the global economic and financial situation have improved thanks to favorable public policies across many advanced and emerging economies, commodity prices have staged a comeback from lows reached earlier this year. However, although beginning to pick up, world trade remains well below its peaks. Trading in energy derivatives also continues to face a tough environment. Profits corresponding to a foreign exchange gain of ¥1.3 billion and a foreign exchange loss of ¥15.6 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the three-month period ended December 31, 2009 and for the corresponding three-month period of the previous year, respectively.

Operating loss for the three-month period ended December 31, 2009 was ¥4.1 billion, a decline of ¥20.3 billion from ¥16.2 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥1.1 billion, a ¥2.5 billion improvement from a loss of ¥1.4 billion for the corresponding three-month period of the previous year. JA Mitsui Leasing, Ltd. reported an increase in earnings due to a decline in provisions for doubtful receivables.

Accordingly, net loss attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥0.7 billion, a ¥4.4 billion improvement from a loss of ¥5.1 billion for the corresponding three-month period of the previous year. In addition to the above-mentioned factors, there were also the following factors:

•	This segment reported a loss of ¥4.8 billion on write-downs of securities due to a decline in listed share prices for the corresponding three-month period of the previous year.

•

A foreign exchange gain of ¥1.3 billion and a foreign exchange loss of ¥15.6 billion related to commodity trading business were posted in other expense-net for the three-month period ended December 31, 2009 and for the corresponding three-month period of the previous year, respectively.

Americas Segment

Gross profit for the three-month period ended December 31, 2009 was ¥18.5 billion, a decline of ¥15.9 billion from ¥34.4 billion for the corresponding three-month period of the previous year.

•

Westport Petroleum, Inc. reported a decline of ¥7.6 billion due to an increase in charter fees for tankers and rental costs for oil tanks, a decline in trading transactions and margins reflecting decreased demand for petroleum products.

•

Plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs caused fierce competition among distributors, which forced adjustments of their inventories to maintain appropriate levels and further declines in product prices. As a result, Champions Pipe & Supply, Inc. recorded a decline of ¥3.9 billion in gross profit, including revaluation losses on inventories.

•

Steel Technologies Inc. reported a decline in gross profit due to a decrease in sales volume reflecting continued severe macroeconomic environment. Although demand in December generally falls, in December 2009, there were some signs of recovery, such as an increase in steel products shipments for the automotive, electrical appliance and air conditioning equipment industries. In addition, car sales remained relatively steady even after the Car Allowance Rebate System (CARS) subsidy program ended.

•

Novus International, Inc. recorded an increase in gross profit reflecting an increase in sales volumes and the maintenance of high margins despite a decline in sales prices; this was made possible by lower raw material and logistics costs.

Operating income for the three-month period ended December 31, 2009 was ¥3.8 billion, a decline of ¥11.4 billion from ¥15.2 billion for the corresponding three-month period of the previous year. Selling, general and administrative expenses, especially personnel expenses and travel expenses, declined at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries.

Equity in earnings of associated companies for the three-month period ended December 31, 2009 was ¥1.8 billion, a ¥3.2 billion increase from equity in losses of ¥1.4 billion for the corresponding three-month period of the previous year. This segment had a rebound effect from equity in losses of ¥1.6 billion (this segment’s portion) in Penske Automotive Group, Inc. reflecting an other-than-temporary decline in its share price.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥0.9 billion, an improvement of ¥9.7 billion from net loss of ¥10.6 billion for the corresponding three-month period of the previous year. In addition to the above factors, the following contributed the improvement.

•	Interest expenses, net of interest income, decreased at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•

Due to the prolonged economic slowdown, this segment recorded a ¥3.3 billion impairment loss of goodwill, including losses of ¥2.9 billion at SunWize Technologies, Inc., a distributor of photovoltaic systems. For the corresponding three-month period of the previous year, this segment recorded a ¥9.6 billion impairment loss of goodwill and a ¥2.9 billion impairment loss of long-lived assets. Steel Technologies Inc. recorded a ¥5.5 billion impairment loss of goodwill and an impairment loss of long-lived assets, reflecting a severe contraction in demand triggered by the financial crisis.

•	Fertilizantes Mitsui S.A.Industria e Comercio recorded a ¥2.3 billion loss on liquidation of currency options for the corresponding three-month period of the previous year.

Europe, the Middle East and Africa Segment

Gross profit for the three-month period ended December 31, 2009 was ¥3.9 billion, a decline of ¥2.1 billion from ¥6.0 billion for the corresponding three-month period of the previous year, reflecting sluggish demand in the chemical and steel products businesses.

This segment recorded a ¥1.0 billion operating loss for the three-month period ended December 31, 2009, a decline of ¥1.3 billion from a ¥0.3 billion income for the corresponding three-month period of the previous year. A decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥2.8 billion, a decline of ¥1.9 billion from a net loss of ¥0.9 billion for the corresponding three-month period of the previous year. In addition to the above factors, the decline in net income was attributable to the segment’s minority interest in Mitsui Rail Capital Europe B.V. which posted impairment losses on intangible assets and goodwill.

Asia Pacific Segment

Gross profit for the three-month period ended December 31, 2009 was ¥6.6 billion, an increase of ¥3.6 billion from ¥3.0 billion for the corresponding three-month period of the previous year, reflecting recovery in market prices and sales volume in the chemicals and iron & steel products business.

Operating income for the three-month period ended December 31, 2009 was ¥0.2 billion, an improvement of ¥3.8 billion from a ¥3.6 billion loss for the corresponding three-month period of the previous year.

Equity in earnings for the three-month period ended December 31, 2009 was ¥0.7 billion, a decline of ¥0.4 billion from ¥1.1 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 was ¥5.6 billion, an increase of ¥1.8 billion from ¥3.8 billion for the corresponding three-month period of the previous year. The segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. recorded an increase while that in Mitsui Coal Holdings Pty. Ltd. recorded a decline.

4. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of December 31, 2009 were ¥8,406.7 billion, an increase of ¥42.5 billion from ¥8,364.2 billion as of March 31, 2009.

Total current assets as of December 31, 2009 were ¥4,354.6 billion, a decline of ¥64.5 billion from ¥4,419.1 billion as of March 31, 2009.

While cash and cash equivalents increased by ¥195.4 billion, almost all the increases were offset by declines in derivative assets as commodity derivatives trading at the Financial Market Business Unit remained subdued. Trade receivables increased in the Chemical Segment while inventories declined in the Iron & Steel Products Segment due to reduced sales volume and a continued drop in the prices of certain steel products.

Reflecting the decline in total current assets, total current liabilities as of December 31, 2009 declined by ¥231.1 billion to ¥2,561.4 billion from ¥2,792.5 billion as of March 31, 2009. While trade payables posted an increase, the decline in total current liabilities is primarily attributable to a decline in derivative liabilities corresponding to the decline in derivative assets, as well as a reduction in short-term debt at Mitsui and its financial subsidiaries.

As a result, working capital, or current assets less current liabilities, as of December 31, 2009 totaled ¥1,793.2 billion, an increase of ¥166.6 billion from ¥1,626.6 billion as of March 31, 2009.

The sum of “total investments and non-current receivables,” “net property and equipment,” “intangible asset, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of December 31, 2009 totaled ¥4,052.1 billion, an increase of ¥107.0 billion from ¥3,945.1 billion as of March 31, 2009, mainly due to the following factors:

Total of investments and non-current receivables as of December 31, 2009 was ¥2,951.1 billion, an increase of ¥84.7 billion from ¥2,866.4 billion as of March 31, 2009.

•	Within this category, investments in and advances to associated companies as of December 31, 2009 were ¥1,375.1 billion, an increase of ¥99.6 billion from ¥1,275.5 billion as of March 31, 2009.

•

Major expenditures of cash for the nine-month period ended December 31, 2009 included a subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion and a loan for ¥11.8 billion to an FPSO (Floating Production, Storage and Offloading system) leasing company for Brazilian deepwater oil exploration. Major inflows of cash for the same period included the redemption of preferred shares in IPM (UK) Power Holdings Limited for ¥9.0 billion. Factors which do not involve cash flows include an increase of ¥58.9 billion resulting from a foreign exchange translation adjustment of foreign investments due to the depreciation of the Japanese yen vis-à-vis currencies of Australia and Brazil as well as net increases in equity earnings of ¥19.0 billion (net of ¥72.6 billion in dividends received from associated companies).

Other investments as of December 31, 2009 were ¥945.9 billion, a decline of ¥11.3 billion from ¥957.2 billion as of March 31, 2009, mainly due to:

•

A ¥77.6 billion net increase in unrealized holding gains on available-for-sale securities, such as those of POSCO, reflecting a recovery in global stock markets, and recognition of impairment losses on shares in Seven & i Holdings Co., Ltd. (*1)

•	A ¥52.0 billion decline in investment in Sakhalin Energy Investment due to capital redemption (including a foreign exchange translation loss of ¥13.6 billion)

•

A decline of ¥43.1 billion due to write-downs of securities, including a ¥20.0 billion loss on preferred shares in Japan Airlines Corporation and a ¥15.1 billion loss on shares in Seven & i Holdings Co., Ltd. (*1), due to an other-than-temporary decline in the share price with a backdrop of reduced consumer spending in the Japanese domestic market.

Net property and equipment as of December 31, 2009 totaled ¥989.3 billion, an increase of ¥43.0 billion from ¥946.3 billion as of March 31, 2009.

Major components were as follows:

•	A ¥46.8 billion increase for iron ore mining expansion projects in Australia (including a foreign exchange translation gain of ¥23.2 billion);

•	A ¥19.1 billion increase for coal mining expansion projects in Australia (including a foreign exchange translation gain of ¥24.5 billion); and

•

A ¥14.5 billion decline for energy-related projects (including a foreign exchange translation loss of ¥10.1 billion) such as those of Mitsui Oil Exploration Co., Ltd. off the coast of Thailand; oil and gas projects in the Gulf of Mexico; the Enfield and Vincent oil fields in Australia; the Tui oil field in New Zealand; and oil and gas projects in Oman, due to increases in accumulated depreciation offsetting expenditures for investment.

Long-term debt less current maturities as of December 31, 2009 was ¥2,840.9 billion a slight decline of ¥0.4 billion, from ¥2,841.3 billion as of March 31, 2009.

Total Mitsui & Co., Ltd. shareholders’ equity as of December 31, 2009 was ¥2,113.6 billion, an increase of ¥231.9 billion from ¥1,881.7 billion as of March 31, 2009. Major components of the increase were an increase of ¥80.2 billion in retained earnings, a net increase of ¥87.9 billion in foreign currency translation adjustments due to the appreciation of the Australian dollar and Brazilian real and the depreciation of the U.S. dollar against the Japanese yen, and a net increase of ¥49.9 billion in unrealized holding gains on available-for-sale securities.

As a result, the equity-to asset ratio (*2) as of December 31, 2009 was 25.1%, up 2.6 percentage point from 22.5% as of March 31, 2009. Net interest-bearing debt, or interest-bearing debt less cash and cash equivalents and time deposits as of December 31, 2009 was ¥2,162.3 billion, a decline of ¥352.8 billion from ¥2,515.1 billion as of March 31, 2009. The net debt-to-equity ratio (*3) as of December 31, 2009 was 1.02 times, 0.32 point lower compared to 1.34 times as of March 31, 2009.

(*1)	We had an unrealized holding loss of ¥15.0 billion on listed shares in Seven & i Holdings Co., Ltd. as of March 31, 2009. In the six-month period ended September 30, 2009, we recorded an impairment loss of ¥15.1 billion on the shares in it as we determined the decline in the share price was other-than-temporary. Following the recognition of impairment loss, the share price experienced a further decline, and we had an unrealized holding loss of ¥4.1 billion related to Seven & i Holdings Co., Ltd. as of December 31, 2009. As a result, a net increase of ¥10.9 billion was included in the ¥77.6 billion net increase in unrealized holding gains on available-for-sale securities, while the net decline in investments in Seven & i Holdings Co., Ltd. was ¥4.2 billion.

(*2) Equity-to-Asset Ratio

Taking into consideration comparability with other trading companies in Japan, in this flash report we define the equity-to-asset ratio as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets.

(*3) Net Debt-to-Equity Ratio

We refer to the Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest-bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt consists primarily of long term debt less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2009	End of Dec. 2009
Short-term debt	¥454.1	¥299.7
Long-term debt	¥3,214.5	¥3,220.5
Interest bearing debt	¥3,668.6	¥3,520.2
Less cash and cash equivalents and time deposits	¥(1,153.5)	¥(1,357.9)

Net interest bearing debt	¥2,515.1	¥2,162.3
Shareholders’ equity	¥1,881.7	¥2,113.6

Net DER (times)	1.34	1.02

(2) Cash Flows during the nine-month period ended December 31, 2009

Cash Flows from Operating Activities

Net cash provided by operating activities for the nine-month period ended December 31, 2009 was ¥438.8 billion, an increase of ¥184.9 billion from ¥253.9 billion for the corresponding nine-month period of the previous year. Major components of net cash provided by operating activities were our operating income of ¥114.2 billion; dividend income of ¥101.3 billion, including dividends received from associated companies; and an improvement in working capital, or changes in operating assets and liabilities, of ¥184.8 billion due to a contraction in commodity derivative trading business as well as declines in commodity markets and sales volumes for the period.

Compared with the corresponding nine-month period of the previous year, operating income declined by ¥284.5 billion while cash provided by the improvement in working capital increased by ¥383.1 billion.

Cash Flows from Investing Activities

Net cash used in investing activities for the nine-month period ended December 31, 2009 was ¥124.9 billion, a decrease of ¥131.1 billion from ¥256.0 billion for the corresponding nine-month period of the previous year. The net cash used in investing activities consisted of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥36.5 billion, which included a subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion and a loan of ¥11.8 billion to an FPSO leasing company for Brazilian deepwater oil exploration. The major cash inflow was a redemption of preferred shares in IPM (UK) Power Holdings Limited for ¥9.0 billion.

•

Net inflows of cash that corresponded to other investments (net of sales of other investments) were ¥65.2 billion. Expenditures consisted of miscellaneous small transactions. Proceeds from sales of investments consisted of redemptions of shares in Sakhalin Energy Investment for ¥38.4 billion and of a convertible bond from Cedyna Financial Corporation for ¥11.6 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) were ¥143.1 billion. Major expenditures for equipment included:

-	Iron ore mining projects in Australia for ¥31.0 billion;

-	The Enfield and Vincent oil fields in Australia, the Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects in the Gulf of Mexico, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥49.7 billion;

-	Coal mining projects in Australia for ¥6.7 billion; and

-	Leased rolling stock for ¥22.5 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the nine-month period ended December 31, 2009 was a net inflow of ¥313.9 billion.

Cash Flows from Financing Activities

During the nine-month period ended December 31, 2009, net cash used in financing activities was ¥132.1 billion, an increase in net outflows of ¥179.7 billion from net cash provided by financing activities of ¥47.6 billion for the corresponding nine-month period of the previous year. The cash inflow from the borrowing of long-term debt, mainly at Mitsui, was ¥39.4 billion and the cash outflow for the repayments of the borrowing of short-term debt was ¥151.9 billion.

In addition to the changes discussed above, there was an increase of ¥13.6 billion due to foreign exchange translation; as a result, cash and cash equivalents as of December 31, 2009 totaled ¥1,343.2 billion, a ¥195.4 billion increase from ¥1,147.8 billion as of March 31, 2009.

5. Forecast net income for the year ending March 31, 2010

We revised our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 to be ¥140.0 billion, an increase of ¥20.0 billion from the forecast revised at second quarter closing (hereinafter, “previous forecast”), considering the following variations in projected net income attributable to Mitsui & Co., Ltd.:

•	A decline in the Machinery & Infrastructure Projects Segment due to large impairment losses recognized in the three-month period ended December 31, 2009;

•	An increase in the Mineral & Metal Resources Segment due to an increase in iron ore sales volume; and

•	An increase in the Energy Segment due to an increase in sales volumes of oil and gas.

Major components of our forecasted consolidated income statements for the year ending March 31, 2010 are set forth below.

[Assumption] Exchange rate (JPY/USD) Crude Oil (JCC)	4Q of Mar-10 Revised Forecast	Dec-09 Actual
	90.00 $75/bbl	93.23 $57/bbl		(Billions of yen)
	Mar-10 Revised on 2/Feb	Mar-10 Revised on 4/Nov	Increase	Description of Increase/Decrease
Total trading transactions	11,500.0	11,500.0	0.0
Gross profit	710.0	690.0	20.0	Increase in sales volumes of iron ore and oil & gas
SG & A expenses	-540.0	-540.0	0.0
Provision for doubtful receivables	-10.0	-10.0	0.0
Operating income	160.0	140.0	20.0
(Other expenses)
Interest expenses	-15.0	-30.0	15.0	Stable lower US Dollar and Japanese Yen interest rates
Dividend income	35.0	30.0	5.0
Gain on sales of securities, PPE and other gains-net	-60.0	-40.0	-20.0	Impairment losses recorded in the three-month period ended December 31, 2009
Income before income taxes and equity in earnings	120.0	100.0	20.0
Income taxes	-95.0	-80.0	-15.0
Income before equity in earnings	25.0	20.0	5.0
Equity in earnings of associated companies	130.0	110.0	20.0	Increase in sales volumes in the mineral resources and energy businesses
Net income before attribution of noncontrolling interests	155.0	130.0	25.0
Net income attributable to noncontrolling interests	-15.0	-10.0	-5.0
Net income attributable to Mitsui & Co., Ltd.	140.0	120.0	20.0

Assumed foreign exchange rates for the three-month period ending March 31, 2010 are ¥90/US$, ¥80/AU$ and ¥50/BRL, while average foreign exchange rates for the nine-month period ended December 31, 2009 were ¥93.23/US$, ¥78.52/AU$ and ¥49.77/BRL. Also, we assume the price of oil will continue to be US$80/barrel through March 31, 2010, resulting in an average oil price of US$75/barrel applicable to our financial results for the three-month period ending March 31, 2010.

Reflecting an increase in sales volumes of iron ore, oil and gas, gross profit is expected to be ¥710.0 billion, an increase of ¥20.0 billion from the previous forecast. Interest expenses are expected to be ¥20.0 billion, an improvement of ¥15.0 billion from the previous forecast reflecting the fact that actual interest rates have been stable contrary to our expectation of higher interest rates considering steep forward yield curves, the risk of budget deficits and uncertainty of the credit market. We anticipate a loss of ¥60.0 billion in “sales of securities, property and equipment and other losses-net,” an increase of ¥20.0 billion from the previous forecast, reflecting impairment losses recorded in the nine-month period ended December 31, 2009. Equity in earnings of associated companies is expected to be ¥130.0 billion, an increase of ¥20.0 billion from the previous forecast, taking into consideration an increase of earnings due to an increase in sales volumes in the mineral resources and energy businesses.

As a result, net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 is expected to be ¥140.0 billion, an increase of ¥20.0 billion from the previous forecast.

Annual operating results forecasts broken down by operating segment are described below:

•      The projected net income attributable to Mitsui & Co., Ltd from the Mineral & Metal Resources Segment for the year ending March 31, 2010 is ¥67.0 billion, an increase of ¥15.0 billion from the previous forecast. Despite the recognition of an impairment loss in the nickel refinery business, higher sales volumes and lower production costs of iron ore contribute to the increase in the projected net income attributable to Mitsui & Co., Ltd.

•      The projected net income attributable to Mitsui & Co., Ltd. from the Energy Segment for the year ending March 31, 2010 is ¥76.0 billion, an increase of ¥15.0 billion from the previous forecast. We assume an average annual oil price of US$62/barrel applicable to our financial results for the year ending March 31, 2010, equivalent to the price assumption used for the previous forecast. We expect an increase in oil and gas sales volumes and a decline in oil and gas production costs.

•      The projected net incomes attributable to Mitsui & Co., Ltd. from the Chemical Segment for the year ending March 31, 2010 is ¥10.0 billion, an increase of ¥2.0 billion from the previous forecast reflecting some signs of bottoming-out in the upstream part of the basic petrochemicals business. The projected net income attributable to Mitsui & Co., Ltd. from the Steel Products Segment is ¥4.0 billion, equivalent to the previous forecast, due to anticipated slow recovery of domestic businesses despite a rebound in export sales volumes. The projected net income attributable to Mitsui & Co., Ltd. from the Machinery & Infrastructure Projects Segment is ¥17.0 billion, a decline of ¥11.0 billion from the previous forecast, reflecting impairment losses on intangible assets, goodwill and investments in associated companies as well as an impairment loss on preferred shares in Japan Airlines Corporation recorded in the three-month period ended December 31, 2009.

•

The projected net loss attributable to Mitsui & Co., Ltd. of the Consumer Services & IT Segment for the year ending March 31, 2010 is ¥7.0 billion, a decline of ¥1.0 billion from the previous forecast due to poor performance of Japanese domestic consumer businesses, especially in the information systems area. The projected net loss attributable to Mitsui & Co., Ltd. from the Logistics & Financial Markets Segment for the year ending March 31, 2010 is ¥2.0 billion, equivalent to the previous forecast due to the continuing negative effects of the contraction in credit. The projected net income attributable to Mitsui & Co., Ltd. from the Foods & Retail Segment for the year ending March 31, 2010 is ¥1.0 billion, an improvement of ¥4.0 billion from the previous forecast, reflecting the cost reduction efforts made by major domestic subsidiaries as well as solid performances by food raw materials businesses.

•

The projected net losses attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 from the Americas and the Europe, the Middle East and Africa segments are ¥8.0 billion and ¥5.0 billion respectively, an improvement of ¥2.0 billion and a decline of ¥1.0 billion, respectively, from the previous forecast, reflecting overall poor performances caused by the continuing weak economy, although some businesses have shown steady performance, including Novus International, Inc. The projected net income of the Asia Pacific Segment is ¥22.0 billion, an increase of ¥2.0 billion from the previous forecast, reflecting the steady economic growth of Asian economies as well as an increase in this segment’s portion of net income from subsidiaries in the Mineral & Metal Resources Segment.

The table shows presumptions of key commodity prices and other parameters for the projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010. The impact of price movements for each commodity on annual net income attributable to Mitsui & Co., Ltd. is included in the table.

(*1)	Oil price trend is reflected in the net income within 0-6 month time lag. Currently:

- 6 month time lag: about 15%

- 3 month time lag: about 76%

- no time lag         : about 9%

(*2)	As all of iron ore price negotiations have not been settled as of February 2, 2010, we refrain from disclosing the iron ore prices used for this forecast.
(*3)	Estimated prices of representative premium hard coking coal and thermal coal as of End/Apr
(*4)	10/3 1-3Q: ’09 Jan-Sep LME cash average price.

6. Dividend Policy

In order to maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders with a target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd.

For the year ending March 31, 2010, we currently plan to maintain the target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd. for the following reasons:

•

We believe that it would be to the benefit of shareholders in the mid- to long-term if we strive to further strengthen our balance sheet due to the persistent high level of uncertainty surrounding financial markets as well as the global economy even though bright spots have been seen in some regions and in certain products.

•

We also believe that, while maintaining the utmost financial discipline, it is necessary for us to continue seeking new investment opportunities that may provide a foundation for our future. We consider the economic slowdown to present various good investment opportunities while keeping in mind that achieving a positive free cash flow is the foundation of our cash flow management policy.

In accordance with this dividend policy, in last November we announced that our annual dividend per share was expected to be ¥14 (including the interim dividend of ¥7) on the assumption that our annual net income would be ¥120.0 billion.

As this time we have revised our annual net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 upwardly to ¥140.0 billion, we now plan to pay an annual dividend per share of around ¥16 (including the interim dividend of ¥7) according to the target dividend pay out ratio of 20%, a ¥2 per share increase from the previously announced dividend providing we achieve our revised income forecast. For the year ending March 31, 2010, we intend to make a dividend proposal based on the dividend policy outlined above upon reviewing the actual operating results.

We will continue to review the dividend policy taking into consideration the business environment, future trends in investment activities, free cash flow, interest-bearing debt and return on equity.

II. Other

[Changes in Accounting Principles, Procedures and Presentation Methods in Preparing the Consolidated Financial Statements]

•	The adoption of ASC105

Effective July 1, 2009, the companies adopted ASC105 “Generally Accepted Accounting Principles”, which was formerly Statement of Financial Accounting Standards No. 168, “The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”.

ASC105 modified the general accounting standards hierarchy to classify only two levels of GAAP; authoritative and non-authoritative. In addition, ASC105 reorganized existing U.S. accounting and reporting standards, such as the Accounting Research Bulletins (“ARB”), the Opinions of the Accounting Principles Board (“APB”), the Statements of Financial Accounting Standards Board (“SFAS”) and their interpretations (“FIN”), into a single source of accounting principles arranged by topic.

•	The adoption of ASC810-10-65

Effective April 1, 2009, the companies adopted ASC810-10-65 "Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51", which was formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

Upon the adoption of ASC810-10-65, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the consolidated balance sheets, are included as a separate component of total equity.

In addition, the items on the statements of consolidated income and the statements of consolidated cash flows are adjusted.

Adjustments on the consolidated balance sheets, the statements of consolidated income and the statements of consolidated cash flows have been made to the prior year amounts to conform to the current year presentation.

III. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	December 31, 2009	March 31, 2009
Assets

Current Assets:
Cash and cash equivalents	¥1,343,195	¥1,147,809
Time deposits	14,683	5,645
Marketable securities	5,648	18,097
Trade receivables:
Notes and loans, less unearned interest	316,225	298,677
Accounts	1,445,700	1,412,022
Associated companies	149,130	169,115
Allowance for doubtful receivables	(19,954)	(18,165)
Inventories	553,921	592,530
Advance payments to suppliers	117,785	98,772
Deferred tax assets - current	47,226	29,969
Derivative assets	144,944	329,897
Other current assets	236,142	334,769

Total current assets	4,354,645	4,419,137

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,375,101	1,275,490
Other investments	945,949	957,219
Non-current receivables, less unearned interest	466,122	486,412
Allowance for doubtful receivables	(51,964)	(51,883)
Property leased to others - at cost, less accumulated depreciation	215,877	199,204

Total investments and non-current receivables	2,951,085	2,866,442

Property and Equipment - at Cost:
Land, land improvements and timberlands	162,523	165,249
Buildings, including leasehold improvements	374,602	344,392
Equipment and fixtures	966,083	867,323
Mineral rights	156,682	154,246
Vessels	32,211	35,754
Projects in progress	158,253	153,923

Total	1,850,354	1,720,887
Accumulated depreciation	(861,092)	(774,597)

Net property and equipment	989,262	946,290

Intangible Assets, less Accumulated Amortization	81,955	96,505
Deferred Tax Assets - Non-current	16,469	21,011
Other Assets	13,275	14,858

Total	¥8,406,691	¥8,364,243

	(Millions of Yen)
	December 31, 2009	March 31, 2009
Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	¥299,730	¥454,059
Current maturities of long-term debt	379,597	373,197
Trade payables:
Notes and acceptances	47,208	51,048
Accounts	1,360,018	1,292,520
Associated companies	39,796	39,243
Accrued expenses:
Income taxes	37,343	46,576
Interest	18,660	20,504
Other	57,705	89,704
Advances from customers	135,117	132,116
Derivative liabilities	103,696	180,533
Other current liabilities	82,513	112,990

Total current liabilities	2,561,383	2,792,490

Long-term Debt, less Current Maturities	2,840,864	2,841,301

Accrued Pension Costs and Liability for Severance Indemnities	33,798	33,814

Deferred Tax Liabilities-Non-current	304,605	256,085

Other Long-Term Liabilities	316,512	329,107

Equity:
Common stock	341,482	339,627
Capital surplus	435,279	434,188
Retained earnings:
Appropriated for legal reserve	56,120	48,806
Unappropriated	1,559,127	1,486,201
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	94,138	44,263
Foreign currency translation adjustments	(296,685)	(384,618)
Defined benefit pension plans	(62,198)	(68,683)
Net unrealized gains and losses on derivatives	(7,313)	(12,459)

Total accumulated other comprehensive loss	(272,058)	(421,497)

Treasury stock, at cost	(6,312)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,113,638	1,881,663

Noncontrolling interests	235,891	229,783

Total equity	2,349,529	2,111,446

Total	¥8,406,691	¥8,364,243

Notes:	1.	The Consolidated Balance Sheets above are not reviewed by the auditors.

	2.	The Consolidated Balance Sheet as of March 31, 2009 above has been adjusted due to the adoption of ASC 810-10-65.

(2) Statements of Consolidated Income

	(Millions of Yen)
	Nine-month period ended December 31, 2008	Nine-month period ended December 31, 2009
Revenues :
Sales of products	¥3,953,777	¥2,606,901
Sales of services	390,163	280,584
Other sales	164,694	104,220

Total revenues	4,508,634	2,991,705
[ Total Trading Transactions : Nine-month period ended December 31, 2008, ¥ 12,688,270 million Nine-month period ended December 31, 2009, ¥ 8,180,052 million ]
Cost of Revenues :
Cost of products sold	(3,458,927)	(2,321,466)
Cost of services sold	(121,491)	(100,953)
Cost of other sales	(65,377)	(47,971)

Total cost of revenues	(3,645,795)	(2,470,390)

Gross Profit	862,839	521,315

Other Expenses (Income) :
Selling, general and administrative	453,608	397,643
Provision for doubtful receivables	10,490	9,463
Interest expense, net of interest income	27,738	9,880
Dividend income	(58,814)	(27,907)
Gain on sales of securities - net	(34,899)	(7,758)
Loss on write-down of securities	57,639	43,064
Gain on disposal or sales of property and equipment - net	(4,512)	(511)
Impairment loss of long-lived assets	14,430	7,068
Impairment loss of goodwill	13,639	9,603
Other expense - net	46,131	6,252

Total other expenses	525,450	446,797

Income before Income Taxes and Equity in Earnings	337,389	74,518

Income Taxes	161,094	61,420

Income before Equity in Earnings	176,295	13,098
Equity in Earnings of Associated Companies - Net	140,268	91,610

Net Income before attribution of Noncontrolling Interests	316,563	104,708
Net Income attributable to Noncontrolling Interests	(36,862)	(11,687)

Net Income attributable to Mitsui & Co., Ltd.	¥279,701	¥93,021

Comprehensive (Loss) Income :
Net Income before attribution of Noncontrolling Interests	¥316,563	¥104,708

Other comprehensive (loss) income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(119,719)	50,986
Foreign currency translation adjustments	(353,397)	87,806
Defined benefit pension plans	801	6,479
Net unrealized gains and losses on derivatives	(21,387)	5,119

Comprehensive (Loss) Income before attribution of Noncontrolling Interests	(177,139)	255,098
Comprehensive Income attributable to Noncontrolling Interests	(1,572)	(12,638)

Comprehensive (Loss) Income attributable to Mitsui & Co., Ltd.	¥(178,711)	¥242,460

Notes:	1. The Statements of Consolidated Income above are not reviewed by the auditors.

2. The Statements of Consolidated Income above have been adjusted due to the adoption of ASC 810-10-65.

3. “Net Income attributable to Noncontrolling Interests” and “Comprehensive Income attributable to Noncontrolling Interests” show the amounts deducted to calculate “Net Income attributable to Mitsui & Co., Ltd.” and “Comprehensive (Loss) Income attributable to Mitsui & Co., Ltd.”, respectively.

4. Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies - Net (After Income Tax Effect)” are included in “Income Taxes” for the nine-month period ended December 31, 2009. At the same time, “Equity in Earnings of Associated Companies - Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies - Net.” Amounts for nine-month period ended December 31, 2008 have been reclassified to conform to the current period presentation.

	(Millions of Yen)
	Three-month period ended December 31, 2008	Three-month period ended December 31, 2009
Revenues :
Sales of products	¥1,008,921	¥860,665
Sales of services	106,069	96,102
Other sales	61,019	27,971

Total revenues	1,176,009	984,738
[ Total Trading Transactions : Three-month period ended December 31, 2008, ¥ 3,715,153 million Three-month period ended December 31, 2009, ¥ 2,824,180 million ]
Cost of Revenues :
Cost of products sold	(886,662)	(756,046)
Cost of services sold	(35,546)	(36,897)
Cost of other sales	(19,649)	(15,105)

Total cost of revenues	(941,857)	(808,048)

Gross Profit	234,152	176,690

Other Expenses (Income) :
Selling, general and administrative	141,507	133,016
Provision for doubtful receivables	4,704	4,991
Interest expense, net of interest income	9,368	426
Dividend income	(19,908)	(9,951)
Gain on sales of securities - net	(16,432)	(3,992)
Loss on write-down of securities	32,893	24,313
Loss on disposal or sales of property and equipment - net	648	244
Impairment loss of long-lived assets	13,297	5,638
Impairment loss of goodwill	13,639	6,495
Other expense (income) - net	27,235	(3,228)

Total other expenses	206,951	157,952

Income before Income Taxes and Equity in Earnings	27,201	18,738

Income Taxes	2,512	27,015

Income (Loss) before Equity in Earnings	24,689	(8,277)
Equity in Earnings of Associated Companies - Net	20,611	35,596

Net Income before attribution of Noncontrolling Interests	45,300	27,319
Net Income attributable to Noncontrolling Interests	(6,147)	(7,133)

Net Income attributable to Mitsui & Co., Ltd.	¥39,153	¥20,186

Comprehensive (Loss) Income :
Net Income before attribution of Noncontrolling Interests	¥45,300	¥27,319

Other comprehensive (loss) income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(55,627)	(10,390)
Foreign currency translation adjustments	(268,422)	38,904
Defined benefit pension plans	(635)	2,600
Net unrealized gains and losses on derivatives	(949)	(3,092)

Comprehensive (Loss) Income before attribution of Noncontrolling Interests	(280,333)	55,341
Comprehensive Loss (Income) attributable to Noncontrolling Interests	14,517	(5,511)

Comprehensive (Loss) Income attributable to Mitsui & Co., Ltd.	¥(265,816)	¥49,830

Notes:	1.	The Statements of Consolidated Income above are not reviewed by the auditors.

	2.	The Statements of Consolidated Income above have been adjusted due to the adoption of ASC 810-10-65.

	3.	“Net Income attributable to Noncontrolling Interests” and “Comprehensive Loss (Income) attributable to Noncontrolling Interests” show the amounts deducted to calculate “Net Income attributable to Mitsui & Co., Ltd.” and “Comprehensive (Loss) Income attributable to Mitsui & Co., Ltd.”, respectively.

	4.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies - Net (After Income Tax Effect)” are included in “Income Taxes” for the three-month period ended December 31, 2009. At the same time, “Equity in Earnings of Associated Companies - Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies - Net.” Amounts for three-month period ended December 31, 2008 have been reclassified to conform to the current period presentation.

(3) Statements of Consolidated Cash Flows

	(Millions of Yen)
	Nine-month period ended December 31, 2008	Nine-month period ended December 31, 2009
Operating Activities:
Net Income before attribution of Noncontrolling Interests	¥316,563	¥104,708
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,653	109,288
Pension and severance costs, less payments	4,553	9,796
Provision for doubtful receivables	10,490	9,463
Gain on sales of securities - net	(34,899)	(7,758)
Loss on write-down of securities	57,639	43,064
Gain on disposal or sales of property and equipment - net	(4,512)	(511)
Impairment loss of long-lived assets	14,430	7,068
Impairment loss of goodwill	13,639	9,603
Deferred income taxes	25,711	(12,524)
Equity in earnings of associated companies, less dividends received	(60,053)	(18,215)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	333,234	(7,670)
(Increase) decrease in inventories	(28,871)	28,846
(Decrease) increase in trade payables	(282,516)	37,142
Other - net	(220,139)	126,482

Net cash provided by operating activities	253,922	438,782

Investing Activities:
Net increase in time deposits	(6,415)	(8,780)
Net increase in investments in and advances to associated companies	(104,298)	(36,547)
Net decrease in other investments	18,976	65,153
Net decrease (increase) in long-term loan receivables	2,382	(1,652)
Net increase in property leased to others and property and equipment	(166,647)	(143,088)

Net cash used in investing activities	(256,002)	(124,914)

Financing Activities:
Net increase (decrease) in short-term debt	155,440	(151,918)
Net (decrease) increase in long-term debt	(8,713)	39,405
Purchases of treasury stock - net	(670)	(22)
Payments of cash dividends and others	(98,424)	(19,549)

Net cash provided by (used in) financing activities	47,633	(132,084)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(51,391)	13,602

Net (decrease) increase in Cash and Cash Equivalents	(5,838)	195,386
Cash and Cash Equivalents at Beginning of Period	899,264	1,147,809

Cash and Cash Equivalents at End of Period	¥893,426	¥1,343,195

Notes:	1.	The Statements of Consolidated Cash Flows above are not reviewed by the auditors.

	2.	The Statements of Consolidated Cash Flows above have been adjusted due to the adoption of ASC 810-10-65.

	3.	Tax effects on investments in associated companies are classified as “Deferred income taxes” for the nine-month period ended December 31, 2009, which were formerly included in “Equity in earnings of associated companies, less dividends received.” The figures for the nine-month period ended December 31, 2008 have been reclassified to conform to the current period presentation.

(4) Assumption for going concern : N/A

(5) Operating Segment Information

Nine-month period ended December 31, 2008 (from April 1, 2008 to December 31, 2008) (As restated)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,245,824	1,069,669	1,514,818	1,798,269	2,541,816	1,561,192	629,463	161,837
Gross Profit	46,108	106,852	84,211	67,242	231,178	64,010	60,223	59,701
Operating Income (Loss)	19,922	95,608	15,687	26,508	188,336	15,804	(6,153)	30,426
Equity in Earnings of Associated Companies	4,699	75,386	17,332	6,198	33,766	2,292	5,406	(7,472)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	12,022	84,056	21,659	(215)	132,460	6,895	(2,876)	(3,876)

Total Assets at December 31, 2008	690,682	796,428	1,380,082	681,640	1,490,526	747,748	621,851	695,094

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,319,872	435,016	407,957	12,685,733	2,437	100	12,688,270
Gross Profit	99,600	18,817	20,164	858,106	4,333	400	862,839
Operating Income (Loss)	41,891	102	(240)	427,891	(25)	(29,125)	398,741
Equity in Earnings of Associated Companies	1,739	(260)	1,297	140,383	53	(168)	140,268
Net Income (Loss) attributable to Mitsui & Co., Ltd.	3,317	2,008	28,228	283,678	5,220	(9,197)	279,701

Total Assets at December 31, 2008	598,409	159,215	216,722	8,078,397	2,976,539	(2,207,359)	8,847,577

Nine-month period ended December 31, 2009 (from April 1, 2009 to December 31, 2009)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	721,277	518,719	1,014,386	1,212,356	1,551,156	1,382,233	316,947	100,160
Gross Profit	24,715	51,805	65,788	49,601	111,588	64,334	39,792	29,022
Operating Income (Loss)	(297)	40,178	6,304	11,419	70,424	17,343	(7,663)	6,563
Equity in Earnings of Associated Companies	3,112	25,624	25,566	1,118	23,909	6,390	(3,341)	3,724
Net Income (Loss) attributable to Mitsui & Co., Ltd.	2,017	46,301	9,961	6,557	52,098	(2,843)	(4,940)	368

Total Assets at December 31, 2009	474,835	874,066	1,320,524	587,853	1,470,237	665,845	499,660	409,936

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	762,666	296,698	301,249	8,177,847	2,203	2	8,180,052
Gross Profit	51,830	11,591	20,097	520,163	346	806	521,315
Operating Income (Loss)	6,720	(4,151)	2,130	148,970	(3,493)	(31,268)	114,209
Equity in Earnings of Associated Companies	1,839	855	2,692	91,488	—	122	91,610
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(6,467)	(3,853)	19,097	118,296	310	(25,585)	93,021

Total Assets at December 31, 2009	545,301	143,002	286,681	7,277,940	2,806,334	(1,677,583)	8,406,691

Notes:	1.	Operating segment information above is not reviewed by the auditors.

	2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2008 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	3.	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	4.	Transfers between operating segments are made at cost plus a markup.

	5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

	6.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” are excluded from the item for the nine-month period ended December 31, 2009. Amounts for the nine-month period ended December 31, 2008 have been reclassified to conform to the current nine-month period presentation.

	7.	Effective July 1, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, “All Other” in operating segment information for the nine-month period ended December 31, 2009 includes the information of Mitsui & Co. Financial Services (Australia). Also the operating segment information for the nine-month period ended December 31, 2008 has been restated to conform to the current nine-month period presentation.

Three-month period ended December 31, 2008 (from October 1, 2008 to December 31, 2008) (As restated)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	399,468	250,923	444,805	417,836	893,745	520,834	149,578	54,232
Gross Profit	11,784	15,083	22,073	12,172	64,052	21,954	14,084	25,467
Operating Income (Loss)	3,369	11,354	987	(443)	49,871	5,299	(3,707)	16,228
Equity in Earnings of Associated Companies	998	(2,500)	6,856	170	13,044	714	3,086	(1,399)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	2,737	(7,906)	4,528	(4,186)	49,357	1,538	1,815	(5,090)

Total Assets at December 31, 2008	690,682	796,428	1,380,082	681,640	1,490,526	747,748	621,851	695,094

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	319,137	176,141	87,898	3,714,597	689	(133)	3,715,153
Gross Profit	34,401	5,966	2,960	229,996	1,526	2,630	234,152
Operating Income (Loss)	15,234	331	(3,627)	94,896	70	(7,025)	87,941
Equity in Earnings of Associated Companies	(1,416)	26	1,129	20,708	15	(112)	20,611
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(10,610)	(936)	3,840	35,087	1,649	2,417	39,153

Total Assets at December 31, 2008	598,409	159,215	216,722	8,078,397	2,976,539	(2,207,359)	8,847,577

Three-month period ended December 31, 2009 (from October 1, 2009 to December 31, 2009)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	255,920	185,806	349,359	405,594	592,027	472,432	106,010	25,423
Gross Profit	7,860	19,562	21,695	15,855	42,814	21,874	13,335	4,283
Operating Income (Loss)	264	15,703	1,421	2,965	28,788	5,716	(1,229)	(4,089)
Equity in Earnings of Associated Companies	1,380	11,166	7,159	1,034	9,025	1,521	570	1,065
Net Income (Loss) attributable to Mitsui & Co., Ltd.	475	14,503	(9,852)	1,368	21,114	3,653	480	(705)

Total Assets at December 31, 2009	474,835	874,066	1,320,524	587,853	1,470,237	665,845	499,660	409,936

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	245,841	83,160	101,641	2,823,213	962	5	2,824,180
Gross Profit	18,544	3,862	6,603	176,287	(5)	408	176,690
Operating Income (Loss)	3,772	(988)	177	52,500	(1,061)	(12,756)	38,683
Equity in Earnings of Associated Companies	1,755	230	712	35,617	—	(21)	35,596
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(879)	(2,815)	5,603	32,945	(834)	(11,925)	20,186

Total Assets at December 31, 2009	545,301	143,002	286,681	7,277,940	2,806,334	(1,677,583)	8,406,691

Notes:	1.	Operating segment information above is not reviewed by the auditors.

	2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2008 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	3.	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	4.	Transfers between operating segments are made at cost plus a markup.

	5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

	6.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” are excluded from the item for the three-month period ended December 31, 2009. Amounts for the three-month period ended December 31, 2008 have been reclassified to conform to the current three-month period presentation.

	7.	Effective July 1, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, the operating segment information for the three-month period ended December 31, 2008 has been restated to conform to the current three-month period presentation.

(6) Significant changes in shareholders’ equity : None